 **Acme United Corporation**

To our fellow shareholders:

Acme United has entered 2023 with momentum. During 2022, we expanded the first aid and medical business, introduced new Westcott cutting products, broadened distribution of our Camillus hunting knives and tools, and purchased the assets of two companies. We also weathered supply chain disruptions and high inflation. It was a difficult period, and we emerged positioned for improved performance.

We have been broadening our first aid and medical product line, which now accounts for more than 55% of Acme United's revenues. During 2022, we expanded distribution in the industrial and retail markets in the U.S., and integrated the Med-Nap line of prep pads and BZK wipes into our refills. We also acquired Safety Made in June 2022, entering the premium market for medical and safety products. In September 2022, we acquired Ready-4-Kits and merged it into Safety Made.

Our team has been expanding distribution of our line of refills for industrial first aid kits. These are the components that are used in the kits, and which must be added as items are used or expire. We introduced a new generation of technology in our first aid cabinets, providing an easier option for replenishment of refills to our customers. Sales of refills are now a fast-growing annuity portion of our business.

In Canada, we expanded our first aid and medical business through First Aid Central, which we acquired in 2020. We successfully introduced many of our U.S. product lines to global customers in Canada and added major industrial distributors as well as retailers. At year-end, we leased additional space to double our first aid production capacity in Canada.

Our Westcott group performed well in 2022 despite a very difficult retail environment. We continued as the largest supplier of scissors globally, and our Westcott scissors became arguably the world's most well-recognized brand. We expanded the Westcott product line of ceramic box cutters to open boxes and online deliveries, as well as introduced new high leverage scissors for use in the craft and industrial markets.

The Camillus hunting knife category was a solid contributor in 2022 and has gained new hardware and mass market distribution for 2023. The Cuda fishing knife and tool product family has expanded from its roots in the off-shore fishing market to best-in-class freshwater tools developed for a rugged environment.

In Europe, we acquired the UMIX product line of scissors and writing instruments to expand our office products offering. We continued to gain market share in first aid and medical products and have secured new listings for 2023.

During 2022, Acme United initiated cost reductions that are anticipated to save over $5.0 million in 2023. These savings are due to improved efficiency in our production and warehouse facilities, reduced transportation costs, and lower spending in SG&A than in 2022.

We increased our global inventory during the past 3 years to address supply chain disruptions. This was very successful in meeting customer delivery schedules and gaining share from competitors unable to ship. We believe the risk of supply chain disruptions has been reduced, and we are now lowering our inventory. During 2023, our goal is to reduce inventory by $5.0 million, and to use the resulting cash flow to reduce debt and fund acquisitions.

We see continued opportunities to grow in 2023. We thank you for your support and look forward to delivering strong performance during the year.

Sincerely,

Brian S. Olschan
President and COO

Walter C. Johnsen
Chairman and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: _____ to _____

Commission file number: 01-07698

ACME UNITED CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Connecticut	**06-0236700**
State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification No.
1 Waterview Drive, Shelton, Connecticut	**06484**
Address of Principal Executive Offices	Zip Code

Registrant's telephone number, including area code: **(203) 254-6060**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
$2.50 par value Common Stock	**ACU**	**NYSE American**

Securities registered pursuant to Section 12 (g) of the Act: None

(Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (sec. 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer ☐   Accelerated filer ☒

Non-accelerated filer ☐   Smaller Reporting Company ☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) . YES ☐   NO ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. YES ☒   NO ☐

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was $138,013,594.

Registrant had 3,538,179 shares of its $2.50 par value Common Stock outstanding as of March 10, 2023.

DOCUMENTS INCORPORATE BY REFERENCE

(1)   Certain portions of the Company's Proxy Statement for the Annual Meeting scheduled for April 24, 2023 are incorporated into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, in Part III.

PART I

Item 1. Business

Overview

Acme United Corporation, a Connecticut corporation (together, with its subsidiaries, the "Company"), is a leading worldwide supplier of innovative first aid and medical products and cutting technology to the school, home, office, hardware, sporting goods and industrial markets. Its principal products sold across all segments are first aid kits and medical products, scissors, shears, knives, rulers, pencil sharpeners and sharpening tools. The Company sells its products primarily to mass market and e-commerce retailers, industrial distributors, wholesale, contract and retail stationery distributors, office supply superstores, sporting goods stores, and hardware chains.

The Company's operations are in the United States, Canada, Europe (located in Germany) and Asia (located in Hong Kong and China). The operations in the United States, Canada and Europe are primarily involved in product development, marketing, sales, administrative, manufacturing and distribution activities. The operations in Asia consist of sourcing, product development, production planning, quality control and sales activities. Total net sales in 2022 were $194 million. The Company was organized as a partnership in l867 and incorporated in l882 under the laws of the State of Connecticut.

The Company sources most of its products from suppliers located outside the United States, primarily in Asia. In recent years, as a result of acquisition, the amount of first aid and medical products produced in North America has been increasing substantially. The Company assembles its first aid kits at its facilities in Vancouver, WA, Rocky Mount, NC, Keene, NH and Laval, Canada. The components for the first aid kits are primarily sourced from U.S. suppliers. In addition, the Company has manufacturing facilities in the U.S. at Smyrna, TN and Santa Ana, CA for Spill Magic absorbent products, Marlborough, MA for DMT sharpening tools, and Brooksville, FL for Med-Nap alcohol and benzalkonium chloride non-alcohol (BZK) wipes.

Recent accomplishments and initiatives

In 2022, the Company's key business accomplishments and initiatives included the following:

- Record Sales Growth – The Company has achieved thirteen years of consecutive record annual sales growth averaging 10%;

- Successful Responses to Challenging Environment – The Company encountered and successfully met significant macroeconomic and operational challenges. These included supply chain issues, increased costs (including product costs, extraordinary container expenses, transportation and fuel costs, and rising wages), rising interest rates and shortages of workers. Notwithstanding these factors, the Company's revenues for 2022 increased to approximately $194 million, an increase of 7% over its revenues in 2021.

- Diversification of Product Lines – During the past seven years, sales of first aid and medical products have grown to approximately 55% of total sales. As a result, our reliance on sales of school and office products has declined, although such sales have remained steady.

- First Aid Acquisition – The Company acquired and successfully integrated the assets of Safety Made, a first aid promotional business based in Keene, New Hampshire.

- Strengthened Capital Position - In May 2022, the Company significantly improved its capital position by amending its revolving loan agreement with HSBC Bank, N.A. to increase the amount available for borrowing from $50 million to $65 million. As a result of the extension and increase in the credit facility, the Company is better positioned to take advantage of its various growth opportunities, including potential acquisitions.

- Reduction of Inventory – In 2022, the Company increased inventory by approximately $9 million in anticipation of continued growth and to be positioned to offset potential supply chain interruptions related to COVID-19. As a result of the disruption in the Company's supply chains having been reduced significantly, the Company initiated an inventory reduction program in the fourth quarter of 2022; through the Company's efforts, inventory was reduced by $2.9 million compared to the end of the third quarter of 2022. The Company plans to reduce inventory by an additional $5 million in 2023.

- Cost Reduction Initiatives – Commencing in the second half of 2022, the Company implemented a series of cost reduction initiatives that are expected to generate over $5 million in savings in 2023. These initiatives include the implementation of a wide range of productivity improvements in our manufacturing and distribution facilities and a reduction of SG&A expenses and other costs.

Principal Products

The Company markets and sells under two main categories: i) first aid and medical; and ii) cutting, sharpening and measuring. The first aid and medical category includes first aid and safety products (First Aid Only®, PhysiciansCare®, Pac-Kit®, Spill Magic®, First Aid Central®, Med-Nap and Safety Made brands). The cutting, sharpening and measuring category includes school, home and office products (Westcott® brand), and hardware, industrial and sporting goods products (Clauss®, Camillus®, Cuda® and DMT® brands).

FIRST AID AND MEDICAL

First Aid and Medical

First Aid Only

The First Aid Only brand offers first aid and medical products that meet regulatory requirements for a broad range of industries. The Smart Compliance® first aid system is an effective solution for maintaining compliance with ANSI standards. The Company's SafetyHub App technology digitizes the replenishment process for a broad range of first aid components and provides data analytics to manage costs. In 2019, we introduced our next generation SmartCompliance Complete ™ which offers a modular system that addresses first aid, bloodborne pathogen, bleed control, eyewash and OTC medication requirements for the most challenging workplace environments.

PhysiciansCare

The PhysiciansCare brand offers a variety of portable eyewash solutions and over-the counter medications, including the active ingredients aspirin, acetaminophen and ibuprofen.

Spill Magic

Spill Magic, an Acme United brand since 2017, is a leader in bodily fluid and spill clean-up solutions with a lightweight, absorbent powder that quickly encapsulates a spill. The Spill Response System provides all the necessary tools to effectively clean up spills, saving time, money and reducing slip & fall accidents in various venues, including grocery, retail, and big box stores; food service & hotel chains; municipal facilities; and industry-specific distributors in the U.S.

First Aid Central

First Aid Central has been a trusted provider and manufacturer of a wide variety of first aid kits since 2007. They assist Canadian businesses to stay compliant with federal & provincial first aid and medical regulations through their wide variety of first aid kits, refills, and safety supplies, including CPR kits, burn kits, and automotive and emergency first aid kits.

Med-Nap

Med-Nap, an Acme United brand since 2020, manufactures critical FDA regulated components found in first aid kits and used by healthcare facilities, including alcohol prep pads, alcohol wipes, benzalkonium chloride non-alcohol wipes, various antiseptic wipes, castile soap, and lens cleaning wipes. Med-Nap provides to the Company vertical integration advantages including shorter delivery times, lower total costs, and a secure U.S. source of supply during unprecedented healthcare challenges. The facilities offer a platform for future product expansion.

Safety Made

Safety Made is a leading manufacturer of first aid kits for the promotional products industry.

CUTTING, SHARPENING AND MEASURING

School, Home and Office

Westcott

Westcott, with a history of quality dating back to 1872, provides innovative cutting and measuring products for the school, home and office as well as industrial safety cutting. Principal products under the Westcott brand include scissors, rulers, pencil sharpeners, paper trimmers, safety cutters, lettering products, glue guns and other craft products. Westcott is one of the leading scissor and ruler brands in North America.

Many of the Westcott branded cutting products contain patented titanium bonding and proprietary non-stick coatings, making the blades more than three times harder than stainless steel as well as reducing friction and corrosion.

Westcott continues to expand their catalog of craft items with patented new technologies, handle designs and construction that has driven Westcott to be a leader in fashionable and functional solutions for students and adults. In addition, Westcott continues to build on its cutting line with an expanded assortment of ceramic safety knives which include new features, allowing its customers to remain safer on the job.

Hardware, Industrial and Sporting Goods

Clauss

Clauss, with its roots dating back to 1877, offers a line of quality cutting tools for professionals in the hardware & industrial, floral, sewing and housewares channels. Many of the Clauss products are enhanced with the Company's patented titanium and proprietary non-stick coatings. In 2021, Clauss was the first to innovate and apply industrial Titanium Carbide infused blades which has revolutionized cutting performance and edge-retention for hardware and industrial based cutting applications.

Camillus

Since 1876 Camillus has been supplying innovative and high-quality knives. The Camillus brand has a strong heritage in the hunting, sporting, survival and tactical markets. The Company acquired the brand in 2007 and re-launched it in 2009 with an updated and innovative line of fixed blade, folding knives, line of sight cutting tools and tactical tools. Many of the knives are enhanced with titanium carbonitride coatings to increase the hardness of the blade of up to 10 times that of untreated stainless steel. In 2021 Camillus continued its innovative path in creating outdoor tools that serve its customers with multifunction features, which allow outdoor enthusiasts to carry fewer tools. In 2022, Camillus developed a new ball bearing-based blade launching system, "Cuda Lock" blade locking mechanism.

Cuda

The Cuda line of fishing tools and knives was launched in 2014. Featuring titanium bonded quality steels and alloys, Cuda tools provide world class hardness, corrosion and adhesive resistance. In 2014, Cuda won Best of Show in the "Fish Smart" category at the ICast show in Orlando, Florida. In 2016, Cuda won six GOOD DESIGN awards from the Chicago Athenaeum, Museum of Architecture and Design. In 2017, Cuda launched a line of cut and puncture resistant gloves which feature quadruple layered Kevlar® and a line of telescopic landing nets featuring replaceable nets and a net containment system. In 2018, Cuda launched a Professional Series of knives, tools and fishing gaffs that are directed towards the commercial fishing market. In 2022, Cuda launched a line of tools devoted to freshwater angling including cleaning, measuring and sharpening solutions. Cuda's newest innovation, AquaTuff® Technology, encapsulates both Zirconium and Carbide Edge infusion, thus creating best in class corrosion resistance and edge retention resulting in a knife that can stand up to the elements and requires significantly less sharpening.

DMT

DMT products are leaders in diamond sharpening tools for knives, scissors, chisels, skis, skates and many other edges that require sharpening. DMT was founded in 1976 by aerospace engineers. The DMT products use a proprietary process of finely dispersed diamonds bonded to the surfaces of sharpeners and are famous for providing diamond sharpeners with the flattest sharpening surface, greatest concentrated amount of diamonds and the highest quality diamonds per sharpener. In 2017, DMT launched 12 new diamond sharpeners that include a gear-driven sharpener, sonic sharpener and pull through sharpeners that provide a simple sharpening solution for beginners as well as sharpening experts. In 2022, DMT launched an entirely new line of sharpeners. EdgeSharp allows for a more simplistic sharpening process. In addition, in 2022 DMT launched a new line of professional and outdoor sharpeners with enhanced features and special grits to optimize the sharpener process.

Intellectual Property

The Company owns many patents and trademarks that are important to its business. The Company's success depends in part on its ability to maintain patent protection for its products, to preserve its proprietary technology and to operate without infringing upon the patents or proprietary rights of others. The Company generally files patent applications in the United States and foreign countries where patent protection for its technology is appropriate and available. The Company also considers its trademarks important to the success of its business. The more significant trademarks include Westcott, Clauss, Camillus, PhysiciansCare, First Aid Only, Cuda, DMT, Pac-Kit, Spill Magic and First Aid Central. Patents and trademarks are amortized over their estimated useful lives. The weighted average amortization period remaining for intangible assets at December 31, 2022 was 9 years.

Product Distribution; Major Customers

Independent manufacturer representatives and direct sales are primarily used to sell the Company's line of consumer products to mass market, ecommerce retailers, industrial distributors, wholesale, contract and retail stationery distributors, office supply super stores, school supply distributors, and hardware chains (including through their websites). The Company also sells a limited selection of its products directly to consumers through its own websites. The Company had two customers in 2022 and 2021, respectively, that individually exceeded 10% of consolidated net sales. Net sales to these two customers were approximately 15% and 10% of consolidated net sales in 2022 and 17% and 11% in 2021.

Competition

The Company competes with many companies in each market and geographic area. The Company believes that the principal points of competition in these markets are product innovation, quality, price, merchandising, design and engineering capabilities, product development, timeliness and completeness of delivery, conformity to customer specifications and post-sale support. The major competitors in the cutting category are 3M and Fiskars Corporation. The major competitors in the first aid and safety category are Honeywell and Cintas.

Seasonality

Traditionally, the Company's sales and profits are stronger in the second and third quarters and weaker in the first and fourth quarters of the fiscal year, due to the seasonal nature of the Westcott back-to-school market.

Compliance with Environmental Laws

The Company believes that it is in compliance with applicable environmental laws. The Company anticipates that no material adverse financial impact will result from compliance with current environmental rules and regulations.

Employees and Human Capital Considerations

The Company views its human capital as its most important asset. As of December 31, 2022, the Company employed 619 people, all of whom are full time and none of whom is covered by union contracts. Employee relations are considered good and no foreseeable problems with the work force are evident.

Culture and Diversity

The Company's workforce represents nearly all demographics, with diversity in age, race, ethnicity, and gender. Historically, the Company's standard recruiting and hiring initiatives have created a diverse workforce. Our employees reflect the communities in which we are located. We seek to provide opportunities for growth and development at all levels of our organization.

Creating and fostering inclusive work environments and teams allow us to create an engaging and welcoming culture for our employees, which we believe positively affects the quality of our products and the experience we deliver to our customers.

Compensation and Benefits

The Company is committed to providing market-competitive pay and benefits to attract and retain great talent.

The Company provides a range of benefits to its employees and their families, including medical and prescription drug, dental and vision, long-term disability coverage, as well as 401(k) savings and flexible spending accounts.

Available Information

You may obtain at no charge, a copy of the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports on the Company's website at http://www.acmeunited.com or by contacting the Investor Relations Department at the Company's corporate offices by calling (203) 254-6060. Such reports and other information are made available as soon as reasonably practicable after such material is filed with or furnished to the SEC.

Item 1A. Risk Factors

Ownership of the Company's securities involves a number of risks and uncertainties. Potential investors should carefully consider the risks and uncertainties described below and the other information in this Annual Report on Form 10-K before deciding whether to invest in the Company's securities. The Company's business, financial condition or results of operations could be materially adversely affected by any of these risks. The risks described below are not the only ones facing the Company. Additional risks that are currently unknown to the Company or that the Company currently considers immaterial may also impair its business or adversely affect its financial condition or results of operations.

Industry and Operational Risks

The Company is subject to a number of significant operational risks that might cause the Company's actual results to vary materially from its forecasts, targets or projections, including:

- failing to achieve planned revenue and profit growth in each of the Company's business segments;

- changes in customer requirements and in the volume of sales to principal customers;

- the ability of the Company to anticipate timing of orders and shipments particularly in the ecommerce area;

- reliance on third party distributors;

- emergence of new competitors or consolidation of existing competitors; and

- industry demand fluctuations.

The Company's expectations for both short and long-term future net revenues are based on the Company's estimates of future demand. Orders from the Company's principal customers are ultimately based on demand from end-users and end-user demand can be difficult to predict. Low end-user demand would negatively affect orders the Company receives from distributors and other principal customers which could, in turn adversely affect the Company's revenues in any fiscal period. Additionally, revenue is based, in part, upon the Company's ability to source its products and timely ship them to customers to meet such demand. If the Company's estimates of sales are not accurate and the Company experiences unforeseen variability in its revenues and operating results, the Company may be unable to adjust its expense levels accordingly and its profit margins could be adversely affected.

We expect to continue to experience inflationary pressure on our cost structure, and price increases may not be sufficient to offset cost increases or may result in sales volume declines.

Although inflation in the United States had been relatively low for many years, there was a significant increase in inflation beginning in the second half of 2021, which has continued into 2022 and through the present. Future market and competitive pressures may prohibit the Company from raising prices to offset increased raw material, or other product costs, including but not limited to packaging, direct labor, overhead, employee benefits, shipping costs, and other inflationary items, whether due to increases in the costs of raw materials or components or to the COVID-19 pandemic, or to offset currency fluctuations. The inability to pass these costs through to the Company's customers could have a negative effect on its results of operations. Commencing in the first half of 2022 the Company was not able to fully pass these costs along to customers.   We expect for the foreseeable future to experience inflationary pressure on our cost structure. We may be able to pass some or all of these cost increases to customers by increasing the selling prices of our products in the future; however, higher product prices may also result in a reduction in sales volume and/or consumption. If we are not able to mitigate these inflationary pressures, such as by increasing our selling prices sufficiently, there could be a negative impact on our results of operations and financial condition.

The ability to deliver products to our customers in a timely manner and to satisfy our customers' fulfillment standards are subject to many factors, some of which are beyond our control. These factors presently include the impact of supply chain issues and the COVID-19 pandemic on the Company.

Timely delivery of our products and the fulfillment of consumer demand throughout the year is critical to our success. Various factors that might affect product delivery to customers include vendor production delays, difficulties encountered in shipping from overseas, availability of shipping containers, customs clearance delays, and cybersecurity attacks on our vendors. We also rely upon third-party carriers for our product shipments from our distribution centers to customers. Accordingly, we are subject to risks, including inclement weather, natural disasters, cybersecurity attacks, general availability of trucks, and increased security restrictions associated with such carriers' ability to provide delivery services to meet our shipping needs. The COVID-19 pandemic caused and future pandemics could cause disruptions in our global supply chain as a result of shortages of factory workers, travel restrictions, barriers to the movement of goods, and temporary closures of production facilities and distribution centers, all of which factors have resulted in extended lead times. Failure to deliver products to our customers in a timely and effective manner, has, in a number of instances, subjected us to penalties pursuant to certain of our contractual arrangements. Should any of the foregoing occur to a material extent, our reputation and brands could be damaged and we could suffer the loss of customers or reduced orders.

If we do not successfully optimize and manage our fulfillment processes, our business, financial condition and operating results could be harmed.

If we do not optimize and manage our fulfillment processes successfully and efficiently, it could result in excess or insufficient fulfillment, an increase in costs or impairment charges or harm our business in other ways. If we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.

If we add new products or categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment will become increasingly complex. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers' purchases and could harm our reputation and ultimately, our business, financial condition and operating results.

If we grow faster than we anticipate, we may exceed our distribution centers' capacity, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we would need to increase our capital expenditures more than anticipated.

Matters relating to the employment market and prevailing wage standards may adversely affect our business.

Our ability to meet our labor needs on a cost-effective basis is subject to numerous external factors, including the availability of qualified personnel in the workforce in the local markets in which we operate, unemployment levels within those markets, prevailing wage rates which have increased significantly, health and other insurance costs and changes in employment and labor laws. In the event prevailing wage rates continue to increase in the markets in which we operate, we may be required to concurrently increase the wages paid to our employees to maintain the quality of our workforce and customer service. To the extent such increases are not offset by price increases, our profit margins may decrease as a result. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, results of operations and financial condition.

Further, we rely on the ability to attract and retain labor on a cost-effective basis. The availability of labor in certain of the markets in which we operate has declined in recent years and competition for such labor has increased. Our ability to attract and retain a sufficient workforce on a cost-effective basis depends on several factors. We may not be able to attract and retain a sufficient workforce on a cost-effective basis in the future. In the event of increased costs of attracting and retaining a workforce, our profit margins may materially decline as a result.

The Company's Westcott business is subject to risks associated with seasonality which could adversely affect its cash flow, financial condition, or results of operations.

The Company's business, historically, has experienced higher sales volume in the second and third quarters of the calendar year, when compared to the first and fourth quarters. The Company is a major supplier of products related to the "back-to-school" season, which occurs principally during the months of May through August. If this typical seasonal increase in sales of certain portions of the Company's product line does not materialize in any year for any reason, the Company could experience a material adverse effect on its business, financial condition and results of operations.

Failure to manage growth and continue to expand our operations successfully could adversely affect our financial results.

Our business has experienced significant historical growth both internally and through acquisitions through the years including through the acquisitions of Safety Made in 2022. We expect our business to continue to grow organically and seek to grow through strategic acquisitions both domestically and internationally. This growth places significant demands on management and operational systems. If we cannot effectively manage our growth, we would likely experience operational inefficiencies and incur unanticipated costs, thus negatively impacting our operating results. To the extent we grow through strategic acquisitions, our success will depend on selecting the appropriate targets, integrating such acquisitions quickly and effectively and realizing any expected synergies and cost savings related to such acquisitions.

We may be unable to accurately forecast net sales and appropriately plan our expenses in the future.

We base our expense levels on our operating forecasts and estimates of future net sales and gross margins. Net sales and operating results are difficult to forecast, because they generally depend on the volume, timing and type of the orders we receive, all of which are uncertain. Additionally, our business is affected by general economic and business conditions in our markets. We may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. Any failure to accurately predict net sales or gross margins could cause our operating results in any given quarter, or a series of quarters, to be lower than expected, which could cause the price of our Common Stock to decline substantially.

Unfavorable shifts in industry-wide demand for the Company's products could result in inventory valuation risk.

The Company evaluates its ending inventories for excess quantities, impairment of value, and obsolescence. This evaluation includes analysis of sales levels by product and projections of future demand based upon input received from our customers, sales team, and management. If inventories on hand are in excess of demand or slow moving, appropriate write-downs may be recorded. In addition, the Company might have to write off inventories that are considered obsolete based upon changes in customer demand, product design changes, or new product introductions, which eliminate demand for existing products. Historically, the Company has not had to materially write down or write off product inventories.

Loss of a major customer could result in a decrease in the Company's future sales and earnings.

Sales of our products are primarily concentrated in a few major customers including office product superstores and mass market distributors. The Company had two customers in 2022 and 2021, that individually exceeded 10% of consolidated net sales. Net sales to those customers were approximately 15% and 10% in 2022 and 17% and 11% in 2021, respectively. The Company anticipates that a limited number of customers may account for a substantial portion of its total net revenues for the foreseeable future. The business risks associated with this concentration, including increased credit risks for these and other customers and the possibility of related bad debt write-offs, could negatively affect our margins and profits. Additionally, the loss of a major customer, whether through competition or consolidation, or a disruption in sales to such a customer, could result in a decrease of the Company's future sales and earnings.

Because our products are primarily sold by third parties, our financial results depend in part on the financial health of these parties and any loss of a third-party distributor could adversely affect the Company's revenues.

A large majority of the Company's products are sold through third-party distributors and large retailers. Some of our distributors also market products that compete with our products. Changes in the financial or business conditions or the purchasing decisions of these third parties or their customers could affect our sales and profitability.

Additionally, no assurances can be given that any or all of such distributors or retailers will continue their relationships with the Company. Distributors and other significant retail customers cannot easily be replaced and the loss of revenues and the Company's inability to reduce expenses to compensate for the loss of revenues could adversely affect the Company's net revenues and profit margins.

The loss of key management could adversely affect the Company's ability to run its business.

The Company's success depends, to a large extent, on the continued service of its executive management team, operating officers and other key personnel. The Company must therefore continue to recruit, retain and motivate management and operating personnel sufficient to maintain its current business and support its projected growth. The Company's inability to meet its staffing requirements in the future could adversely affect its results of operations.

Execution or the lack thereof, of our e-commerce business may reduce our operating results.

Our e-commerce business constituted approximately 17% of our net sales in 2022 and has been our fastest growing distribution channel over the last several years. The continued successful growth of our e-commerce business depends, in part, on third parties and factors over which we have limited control, including difficulty forecasting demand, changing consumer preferences, and e-commerce buying trends, both domestically and abroad, as well as promotional or other advertising initiatives employed by our customers or other third parties on their e-commerce sites. Additionally, sales in our e-commerce distribution channel may also divert sales from our other customers.

Additionally, the success of our e-commerce business depends, in part, on the timely receipt of our products by our customers and their end users. The efficient flow of our products requires that our distribution facilities have adequate capacity to support increases in our e-commerce business. If we encounter difficulties with forecasting demand and supply to our distribution facilities, we could face shortages of inventory, resulting in "out of stock" conditions in the e-commerce sites operated by our customers or other third parties, and we could incur significantly higher costs and longer lead times associated with distributing our products to our customers.

Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our e-commerce business, as well as damage our brands.

The Company is subject to intense competition in all of the markets in which it competes.

The Company's products are sold in highly competitive markets including at mass merchants, high volume office supply stores and online. The Company believes that the principal points of competition in these markets are product innovation, quality, price, merchandising, design and engineering capabilities, product development, timeliness and completeness of delivery, conformity to customer specifications and post-sale support. Competitive conditions may require the Company to match or better competitors' prices to retain business or market shares. The Company believes that its competitive position will depend on continued investment in innovation and product development, manufacturing and sourcing, quality standards, marketing and customer service and support. The Company's success will depend in part on its ability to anticipate and offer products that appeal to the changing needs and preferences of our customers in the various market categories in which it competes. The Company may not have sufficient resources to make the investments that may be necessary to anticipate those changing needs and the Company may not anticipate, identify, develop and market products successfully or otherwise be successful in maintaining its competitive position. In addition, there are numerous uncertainties inherent in successfully developing and commercializing innovative new products on a continuing basis, and new product launches may not provide expected growth results. There are no significant barriers to entry into the markets for most of the Company's products.

Compromises of our information systems or unauthorized access to confidential information or our customers' or associates' personal information may materially harm our business or damage our reputation.

Through our sales and marketing activities and our business operations, we collect and store confidential information and certain personal information from our customers and associates. We also process payment card information and check information. In addition, in the normal course of business, we gather and retain personal information about our associates and generate and have access to confidential business information. Although we have taken steps designed to safeguard such information, there can be no assurance that such information will be protected against unauthorized access or disclosure. Computer hackers may attempt to penetrate our or our vendors' network security and, if successful, misappropriate such information. An employee of the Company, contractor or other third-party with whom we do business may also attempt to circumvent our security measures in order to obtain such information or inadvertently cause a breach involving such information. We could be subject to liability for failure to comply with privacy and information security laws, for failing to protect personal information, or for misusing personal information, such as use of such information for an unauthorized marketing purpose. Any compromise of our systems or data could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, regulators, payment card associations, employees, and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.

We have a substantial amount of indebtedness, which could adversely affect our financial condition and ability to operate our business.

As of December 31, 2022, $50,000,000 was outstanding and $15,000,000 was available for borrowing under the Company's revolving credit facility. The Company's manufacturing and distribution facilities in Rocky Mount, NC and Vancouver, WA were financed by a fixed rate mortgage with HSBC Bank, N.A. of which $11,232,990 was outstanding as of December 31, 2022. Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences for our business. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing such indebtedness;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, business development and other purposes;

- compromise our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, due to our high level of debt and the restrictive covenants in our loan documents;

- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

- limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes.

These restrictions could adversely affect our financial condition and limit our ability to successfully implement our growth strategy.

In addition, we may need additional financing to support our business and pursue our growth strategy, including for strategic acquisitions. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and, in the case of equity and equity-linked securities, our existing stockholders may experience dilution.

The Company may need to raise additional capital to fund its operations.

The Company's management believes that, under current conditions, the Company's current cash and cash equivalents, cash generated by operations, together with the borrowing availability under its revolving loan agreement with HSBC Bank N.A., will be sufficient to fund planned operations for the next twelve months from the issuance date of this report. However, if the Company is unable to generate sufficient cash from operations, it may be required to find additional funding sources. If adequate financing is unavailable or is unavailable on acceptable terms, the Company may be unable to maintain, develop or enhance its operations, products, and services, take advantage of future opportunities or adequately respond to competitive pressures.

Changes in interest rates could adversely affect us.

We have exposure to increases in interest rates under our revolving credit loan agreement with HSBC Bank, N.A. which presently bears interest at SOFR + 2.35%. The economy has been experiencing inflation since 2021 and the U.S. Federal Reserve has raised interest rates in an attempt to control such inflation and is likely to continue to do so in the immediate future. Increases in interest rates have increased our interest costs on our variable-rate debt as well as any future fixed rate debt. Any increase in the interest which we pay would reduce our cash available for working capital, acquisitions, and other uses.

In the event that we experience future pandemics, the economic effects of such pandemics and measures taken to arrest their spread by governmental and regulatory authorities, by the Company's business partners or by the Company itself could adversely impact our business, including our operating results, financial condition and liquidity.

The Company's business, operations and financial results, may be adversely affected by those risks and uncertainties resulting from new variant strains of COVID-19, any future pandemics; the effectiveness, availability, and public acceptance of vaccines against potential new viruses. The extent of the impact of such pandemic on our business, operating results, cash flows, liquidity and financial conditions will be primarily driven by the ultimate duration and severity of the pandemic and its impact on the U.S. and global economies.

The military conflict between Russia and Ukraine has resulted in geopolitical instability. Our business, financial position, results of operations and cash flows could be adversely affected by the negative impacts on the global economy resulting from the conflict in Ukraine.

In February 2022, Russian troops invaded Ukraine and the military conflict is ongoing. While the length and total impact of the military conflict is unpredictable, it has led to market disruptions, including volatility in raw material prices and credit and capital markets, and supply chain challenges in our European segment. In response to the military conflict, governments in the U.S. and abroad have imposed sanctions against Russia and proposed or threatened additional potential sanctions. These sanctions could adversely affect the global economy and financial markets in which we operate.

We do not have manufacturing operations in Ukraine or Russia nor any significant business relationships with Ukraine- or Russian-based customers or suppliers. To date, we have not experienced any material impacts of the ongoing military conflict. We are monitoring the situation and its impact on the global markets, which may, in turn, impact our business. For example, it is possible that the conflict could result in lower sales in Europe if supply parts and raw materials for become less available or if there are continued significant increases in energy and fuel prices.

Based on the continued, and more recently increased market volatility and geopolitical unrest pertaining to the military conflict between Russia and Ukraine, European energy crisis and highly inflationary environment, and corresponding macro-economic uncertainty, we cannot reasonably estimate the full impact the conflict will have on our long-term financial condition, results of operations, liquidity and cash flows. It is not possible to predict the extent and duration of the military conflict, sanctions, and any associated market disruptions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

If we identify a material weakness in our internal controls over financial reporting in the future, such material weakness could result in material misstatements in our financial statements.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If a material weakness or significant deficiency in our internal controls is discovered or occur in the future, our ability to report our financial condition and results of operations in a timely and accurate manner may be materially adversely affected and investor confidence in the Company may be negatively impacted.

<u>Legal and Regulatory Risks</u>

Failure to protect the Company's proprietary rights or the costs of protecting these rights could adversely affect its business.

The Company's success depends in part on its ability to obtain patents and trademarks and to preserve other intellectual property rights covering its products and processes. The Company has obtained certain domestic and foreign patents and intends to continue to seek patents on its inventions when appropriate. The process of seeking patent protection can be time consuming and expensive. There can be no assurance that pending patents related to any of the Company's products will be issued, in which case the Company may not be able to legally prevent others from producing similar and/or compatible competing products. If other companies were to sell similar and/or compatible competing products, the Company's results of operations could be adversely affected. Furthermore, there can be no assurance that the Company's efforts to protect its intellectual property will be successful. Any infringement of the Company's intellectual property could have a material adverse effect on the Company.

If the Company is found to have infringed the intellectual property rights of others or cannot obtain necessary intellectual property rights from others, its competitiveness could be negatively impaired.

If the Company is found to have violated the trademark, trade secret, copyright, patent or other intellectual property rights of others, directly or indirectly, including through the use of third-party marks, ideas, or technologies, such a finding could result in the need to cease use of such mark, trade secret, copyrighted work or patented invention in the Company's business, as well as the obligation to pay for past infringement. If rights holders are willing to permit the Company to continue to use such intellectual property rights, they could require a payment of a substantial amount for continued use of those rights. Either ceasing use or paying such amounts could cause the Company to become less competitive and could have a material adverse effect on the Company's business, financial condition, and results of operations.

Even if the Company is not found to infringe a third party's intellectual property rights, claims of infringement could adversely affect the Company's business. The Company could incur significant legal costs and related expenses to defend against such claims, and the Company could incur significant costs associated with discontinuing to use, provide, or manufacture certain products, services or trademarks even if it is ultimately found not to have infringed such rights.

Product liability claims or regulatory actions could adversely affect the Company's financial results and reputation.

Claims for losses or injuries allegedly caused by some of the Company's products could arise in the ordinary course of its business. In addition to the risk of substantial monetary judgments, product liability claims or regulatory actions could result in negative publicity that could harm the Company's reputation in the marketplace or the value of its brands. The Company also could be required to recall possible defective products, which, if material, could result in adverse publicity and significant expenses. Although the Company maintains product liability insurance coverage, potential product liability claims are subject to a deductible or could be excluded under the terms of the policy. Historically, the Company has not experienced any material product liability claims or regulatory actions.

The Company's businesses and operations are subject to regulation in the U.S. and abroad.

Changes in laws, regulations and related interpretations may alter the environment in which the Company does business. This includes changes in environmental, data privacy, competitive and product-related laws, as well as changes in accounting standards, taxation and other regulations. Accordingly, regulatory, tax and legal contingencies (including environmental, human resource, product liability, patent and other intellectual property matters), should they exist in the future, could require the Company to record significant reserves or pay significant fines or damages during a reporting period, which could materially impact the Company's results. In addition, new regulations may be enacted in the U.S. or abroad that may require the Company to incur additional personnel-related, environmental or other costs on an ongoing basis, significantly restrict the Company's ability to sell certain products, or incur fines or penalties for noncompliance, any of which could adversely affect the Company's results of operations.

As a U.S.-based multinational company, the Company is also subject to tax regulations in the U.S. and multiple foreign jurisdictions, some of which are interdependent. For example, certain income that is earned and taxed in countries outside the U.S. may not be taxed in the U.S. until those earnings are actually repatriated or deemed repatriated. If these or other tax regulations should change, the Company's financial results could be impacted.

Certain or our products and facilities are subject to regulation by the FDA and by analogous foreign regulators.

The FDA requires us to register certain of our products and manufacturing facilities. The FDA also inspects these facilities and products to confirm compliance with its requirements. There can be no assurance that we will be able to continue to comply with FDA requirements applicable to our current products and facilities or any product or facility we may establish in the future. The failure to address any concerns raised by the FDA could also lead to facility shutdown or the delay or withholding of product approval by the FDA, or product recalls, and could have a material adverse effect on our business, results of operations and financial condition.

The Company is subject to environmental regulation and environmental risks.

The Company is subject to national, state, provincial and/or local environmental laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, certain materials and waste. These environmental laws and regulations also impose liability for the costs of investigating and cleaning up sites, and certain damages resulting from present and past spills, disposals, or other releases of hazardous substances or materials. Environmental laws and regulations can be complex and may change often. Capital and operating expenses required to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties. In addition, environmental laws and regulations, such as the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, in the United States impose liability on several grounds for the investigation and clean-up of contaminated soil, ground water and buildings and for damages to natural resources on a wide range of properties. For example, contamination at properties formerly owned or operated by the Company, as well as at properties it will own and operate, and properties to which hazardous substances were sent by the Company, may result in liability for the Company under environmental laws and regulations. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future could have a material adverse effect on the Company's financial condition or results of operations.

<u>Risks Related to Our Overseas Operations</u>

The Company's operations are global in nature. Our business, financial condition and results of operations could be adversely affected by the political and economic conditions in the countries in which we conduct business, by fluctuations in currency exchange rates and other factors related to our international operations.

As our international operations and activities expand, we face increasing exposure to the risks of operating in foreign countries. These factors include:

- The duration, severity, spread and recurrence of the COVID-19 pandemic in foreign countries, including through variant strains of the underlying virus.
- Changes generally in political, regulatory or economic conditions in the countries in which we conduct business;
- Trade protection measures in favor of local producers of competing products, including government subsidies, tax benefits, changes in local tax rates, trade actions (such as anti-dumping proceedings) and other measures giving local producers a competitive advantage over the Company;
- Changes in foreign currency exchange rates which could adversely affect our competitive position, selling prices and manufacturing costs, and therefore the demand for our products in a particular market; and

These risks could affect the cost of manufacturing and selling our products, our pricing, sales volume, and ultimately our financial performance. The likelihood of such occurrences and their potential effect on the Company vary from country to country and are unpredictable.

Reliance on foreign suppliers could adversely affect the Company's business.

The Company sources its products from suppliers located in Asia, Europe and the United States. The Company's Asia vendors are located primarily in China, which subjects the Company to various risks within the region including regulatory, political, economic and foreign currency changes, and, commencing in 2020 through the present, the impact of the COVID-19 pandemic. The Company's ability to continue to select and retain reliable vendors and suppliers who provide timely deliveries of quality products efficiently will impact its success in meeting customer demand for timely delivery of quality products.

The Company's sourcing operations and its vendors are impacted by labor costs in China. Labor historically has been readily available at low cost relative to labor costs in North America. However, labor costs have risen in some regions due to the impact of the COVID-19 pandemic and the effects of rapid social, political and economic changes. There can be no assurance that labor will continue to be available to the Company's suppliers in China at costs consistent with historical levels or that changes in labor or other laws will not be enacted which would have a material adverse effect on the Company's operations in China. Interruption to supplies from any of the Company's vendors, or the loss of one or more key vendors, could have a negative effect on the Company's business and operating results.

Changes in currency exchange rates might negatively affect the profitability and business prospects of the Company and its overseas vendors. In particular, the Chinese Renminbi has fluctuated against the U.S. Dollar during the last two years and is unpredictable. If the Chinese Renminbi continues to increase with respect to the U.S. Dollar in the future, the Company may experience cost increases on such purchases, and this can adversely impact profitability. Future interventions by China may result in further currency appreciation and increase our product costs over time. The Company may not be successful at implementing customer pricing or other actions in an effort to mitigate the related effects of the product cost increases.

Additional factors that could adversely affect the Company's business in connection with its foreign suppliers include increases in transportation costs, new or increased import duties, transportation delays, work stoppages, capacity constraints and poor quality; the possibility that the Company might experience any of these factors has been increased by the COVID-19 pandemic.

Continuing uncertainty in the global economy could negatively impact our business.

Uncertainty in the global economy could adversely affect our customers and our suppliers and businesses such as ours. In addition, any uncertainty could have a variety of negative effects on the Company, such as reduction in revenues, increased costs, lower gross margin percentages, increased allowances for doubtful accounts and/or write-offs of accounts receivable and could otherwise have material adverse effects on our business, results of operations, financial condition and cash flows.

Changes in trade policies, including the imposition of tariffs and their enforcement, may have a material adverse impact on our business, results of operations, and outlook.

In the past, the United States levied tariffs on the import of some products from China, which is an important source of many of the Company's products. In order to offset the impact of to these tariffs, the Company has implemented price increases on the affected products. Tariff levels may be further increased and the types of products subject to tariffs may be expanded. Although the Company intends to continue to pass additional price increases on to our customers, such tariff-related developments could have a negative impact on customer demand and adversely affect our business, financial condition and results of operations. In addition, we might have to modify our current business practices, including potentially sourcing from alternative vendors, which could result in inefficiencies and delays in production and cause the Company to incur additional costs.

<u>Risks Related to Our Common Stock</u>

We cannot provide assurance that we will continue to pay dividends or purchase shares of our common stock under our stock repurchase programs.

We continue to pay and declare dividends on a quarterly basis and we anticipate that we will continue to do so. However, there can be no assurance that we will have sufficient cash or surplus under applicable law to be able to continue to pay dividends at our current level or purchase shares of our common stock under our stock repurchase programs. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures, increases in reserves or lack of available capital. We may also suspend the payment of dividends or our stock repurchase program if the Board deems such action to be in the best interests of our shareholders. If we do not pay dividends or decrease the amount of dividends we pay, the price of our common stock would likely decrease. At December 31, 2022, a total of 160,365 shares may be purchased in the future under the repurchase program which the Company announced in 2019.

Our shares of common stock are thinly traded and our stock price may be volatile.

Because our common stock is thinly traded, its market price may fluctuate significantly more than the stock market in general or the stock prices of other companies listed on major stock exchanges. There were approximately 3,090,453 shares of our common stock held by non-affiliates as of December 31, 2022. Thus, our common stock is less liquid than the stock of companies with broader public ownership, and, as a result, the trading price for shares of our common stock may be more volatile. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Location	Square Footage	Purpose
Owned		
Rocky Mount, NC	340,000	Warehousing, manufacturing and distribution
Vancouver, WA	53,000	Warehousing, manufacturing and distribution
Brooksville, FL	42,460	Warehousing, manufacturing and distribution
Keene, NH	11,000	Warehousing, manufacturing and distribution
Solingen, Germany	35,000	Warehousing, distribution and administrative
	481,460	
Leased		
Shelton, CT	34,200	Administrative
Bentonville, AK	1,500	Administrative
Marlborough, MA	28,000	Manufacturing, warehousing and distribution
Santa Ana, CA	10,000	Manufacturing, warehousing, and distribution
La Vergne, TN	56,000	Manufacturing, warehousing and distribution
Mount Forest, Ontario, Canada	42,500	Warehousing and distribution
Orangeville, Ontario, Canada	2,850	Administrative
Laval, Quebec, Canada	14,500	Manufacturing, warehousing, distribution and administrative
Hong Kong, China	2,750	Administrative
Guangzhou, China	3,500	Administrative
Ningbo, China	1,800	Administrative
	197,600	
Total:	**679,060**	

The Company's facilities located in the United States and China are utilized by all of its segments. The Company's facilities located in Canada and Germany are utilized by its Canadian segment and its European segment, respectively.

Management believes that the Company's facilities, whether leased or owned, are adequate to meet its current needs and should continue to be adequate for the foreseeable future.

Item 3. Legal Proceedings

There are no pending material legal proceedings to which the Company is a party or, to the actual knowledge of the Company, contemplated by any governmental agency.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's Common Stock is traded on the NYSE American under the symbol "ACU".

Issuer Purchases of Equity Securities

On November 14, 2019, the Company announced a Common Stock repurchase program of up to a total 200,000 shares. During the twelve months ended December 31, 2022, the Company did not repurchase any of its shares of its Common Stock. As of December 31, 2022, a total of 160,365 may be purchased under the repurchase program announced in 2019. The 2019 program does not have an expiration date.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

The Company may from time to time make written or oral "forward-looking statements" including statements contained in this report and in other communications by the Company, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on our beliefs as well as assumptions made by and information currently available to us. When used in this document, words like "may," "might," "will," "except," "anticipate," "believe," "potential," and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from our current expectations.

Forward-looking statements in this report, including without limitation, statements related to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties that may impact the Company's business, operations and financial results, including those risks and uncertainties resulting from the global COVID-19 pandemic, future waves of COVID-19, including through the Delta and Omicron variants and any new variant strains of the underlying virus; any future pandemics; the continuing effectiveness, global availability, and public acceptance of existing vaccines; the effectiveness, availability, and public acceptance of vaccines against variant strains of potential new viruses; and the heightened impact the pandemic has on many of the risks described herein, including, without limitation, risks relating to disruptions in our domestic and global supply chains, and labor shortages, any of which could materially adversely impact the Company's ability to manufacture, source or distribute its products, both domestically and internationally.

These risks and uncertainties further include, without limitation, the following: (i) changes in the Company's plans, strategies, objectives, expectations and intentions, which may be made at any time at the discretion of the Company; (ii) the impact of uncertainties in global economic conditions, whether caused by COVID-19 or otherwise, including the impact on the Company's suppliers and customers; (iii) additional disruptions in the Company's supply chains, whether caused by COVID-19, the war in Ukraine, or otherwise, including trucker shortages, port closures and delays, and delays with container ships themselves; (iv) labor shortages and related costs the Company has and may continue to incur, including costs of acquiring and training new employees and rising wages and benefits; (v) the continuing adverse impact of inflation, including product costs, and transportation costs; (vi) currency fluctuations including, for example, the increasing strength of the dollar against the euro: the Company's ability to effectively manage its inventory in a rapidly changing business environment, including the additional inventory the Company has acquired in anticipation of supply chain disruptions and uncertainties; (vii) changes in client needs and consumer spending habits; (viii) the impact of competition; (ix) the impact of technological changes including, specifically, the growth of online marketing and sales activity; (x) the Company's ability to manage its growth effectively, including its ability to successfully integrate any business it might acquire; (xi) international trade policies and their impact on demand for our products and our competitive position, including the imposition of new tariffs or changes in existing tariff rates; and (xiii) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission.

For a more detailed discussion of these and other factors affecting the Company, see the Risk Factors described in Item 1A included in this Annual Report on Form 10-K and below under "Financial Condition". All forward-looking statements in this report are based upon information available to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Critical Accounting Policies & Estimates

The following discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States of America. The Company's significant accounting policies are more fully described in Note 2 of the notes to consolidated financial statements. Certain accounting estimates are particularly important to the understanding of the Company's financial position and results of operations and require the application of significant judgment by the Company's management and can be materially affected by changes from period to period in economic factors or conditions that are outside the control of management. The Company's management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on historical operations, future business plans and projected financial results, the terms of existing contracts, the observance of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. The following discusses the Company's critical accounting policies and estimates:

Estimates – Operating results may be affected by certain accounting estimates. The most sensitive and significant accounting estimates in the financial statements relate to customer rebates, valuation allowances for deferred income tax assets, obsolete and slow-moving inventories, potentially uncollectible accounts receivable, intangibles and stock-based compensation. Although the Company's management has used available information to make judgments on the appropriate estimates to account for the above matters, there can be no assurance that future events will not significantly affect the estimated amounts related to these areas where estimates are required. However, historically, actual results have not been materially different than original estimates.

Revenue Recognition – The Company's revenues result from the sale of goods or services and reflect the consideration to which the Company expects to be entitled. The Company records revenue based on a five-step model in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"). For its contracts with customers, the Company identifies the performance obligations (goods or services), determines the transaction price, allocates the contract transaction price to the performance obligations, and recognizes the revenue when (or as) the performance obligation is transferred to the customer. A good or service is transferred when (or as) the customer obtains control of that good or service. Depending on the contractual terms of each customer, revenue is recognized either at the time of shipment "FOB Shipping Point" or upon delivery "FOB Destination". When revenue is recorded, estimates of returns are made and recorded as a reduction of revenue. Customer rebates and incentives earned based on promotional programs in place volume of purchases or other factors are also estimated at the time of revenue recognition and recorded as a reduction of that revenue. Refer to Note 9 – Revenue from Contracts with Customers, in the notes to consolidated financial statements in this report for a more detailed discussion.

Allowance for Doubtful Accounts – The Company provides an allowance for doubtful accounts based upon a review of outstanding accounts receivable, historical collection information and existing economic conditions. The allowance for doubtful accounts represents estimated uncollectible accounts receivables associated with potential customer defaults on contractual obligations, usually due to potential insolvencies. The allowance includes amounts for certain customers where a risk of default has been specifically identified. In addition, the allowance includes a provision for customer defaults based on historical experience. The Company actively monitors its accounts receivable balances, and its historical experience of annual accounts receivable write-offs has been negligible.

Customer Rebates – Customer rebates and incentives are a common practice in the office products industry. We incur customer rebate costs to obtain favorable product placement, to promote sell-through of products and to maintain competitive pricing. Customer rebate costs and incentives, including volume rebates, promotional funds, catalog allowances and slotting fees, are accounted for as a reduction to gross sales. These costs are recorded at the time of sale and are based on individual customer contracts. Management periodically reviews accruals for these rebates and allowances and adjusts accruals when appropriate.

Obsolete and Slow Moving Inventory – Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined by the first-in, first-out method. An allowance is established to adjust the cost of inventory to its net realizable value. Inventory allowances are recorded for obsolete or slow moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions and specific identification of items, such as discontinued products. These estimates could vary significantly from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from expectations.

Income Taxes – Deferred income tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce deferred income tax assets to an amount that is more likely than not to be realized.

Intangible Assets and Goodwill – Intangible assets with finite useful lives are recorded at cost upon acquisition and amortized over the term of the related contract, if any, or useful life, as applicable. Intangible assets held by the Company with finite useful lives include patents and trademarks. The weighted average amortization period for intangible assets at December 31, 2022 was 9 years. The Company periodically reviews the values recorded for intangible assets and goodwill to assess recoverability from future operations whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. At December 31, 2022 and 2021, the Company assessed the recoverability of its long-lived assets and goodwill and believed that there were no events or circumstances present that would require a test of recoverability on those assets. As a result, there was no impairment of the carrying amounts of such assets and no reduction in their estimated useful lives.

Contingent Consideration - As part of the acquisition of Safety Made, a $1.5 million payment will be due, contingent on the acquired business meeting certain revenue milestones over a two-year period, commencing on the date of the acquisition. The fair value of the contingent liability at each reporting date is based on certain estimates and judgements made by management. Those estimates are made from the most relevant data available at that time and include historical data and future projections. At December 31, 2022, the fair value of the contingent consideration was $1,330,000.

Accounting for Stock-Based Compensation – Stock based compensation cost is measured at the grant date fair value of the award and is recognized as expense over the requisite service period. The Company uses the Black-Scholes option - pricing model to determine fair value of the awards, which involves certain subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of the Company's common stock price over the expected term ("volatility") and the number of options for which vesting requirements will not be completed ("forfeitures"). Changes in the subjective assumptions can materially affect estimates of fair value stock-based compensation, and the related amount recognized on the consolidated statements of operations. Refer to Note 11 – Stock Option Plans, in the notes to consolidated financial statements in this report for a more detailed discussion.

Results of Operations 2022 Compared with 2021

Traditionally, the Company's sales and profits are stronger in the second and third quarters and weaker in the first and fourth quarters of the fiscal year, due to the seasonal nature of the Westcott back-to-school market.

Macroeconomic, Supply Chain and Related Considerations

The global macroeconomic environment has continued to be challenging in 2022, characterized by global inflation at multi-decade highs, rising interest rates, and significant currency fluctuations. These factors have exacerbated an economy that was struggling to recover from the COVID-19 pandemic.

During 2022, the Company experienced significant supply chain issues. In anticipation of potential supply chain disruptions, the Company had purchased and maintained additional inventory to minimize the impact of any disruption in our supply chain. However, as economies have become less restricted by the COVID pandemic, global supply chains have struggled to keep up with increasing demand, and the resulting supply chain disruptions have significantly increased costs. The supply chain issues caused exceptional ocean and inland freight and demurrage costs. The freight and demurrage costs began to decrease in the third quarter of 2022. We recognize those expenses as products are sold and, as a result, the unusually high freight and demurrage costs continued to adversely impact our results for the quarters ended September 30, 2022 and December 31, 2022 and had an overall adverse effect on our operating margin for the twelve months of 2022.

In addition, the war in Ukraine is causing a slowdown in the European economy. This softness, coupled with a historically low exchange rate for the Euro, has led to challenges in our European markets which we anticipate will continue for at least the near future.

Any continuation of supply chain issues, continued high inflation, currency fluctuations, high interest rates, and any further increase in the duration or severity of the COVID-19 pandemic or a resurgence of the pandemic might continue to adversely affect the Company's business, operations and financial condition. The impact of these developments is highly uncertain and cannot be predicted.

Net Sales

In 2022, sales increased by $11,874,798, or 7%, to $193,962,357 compared to $182,087,559 in 2021.

The U.S. segment sales increased by 8%, in 2022 compared to 2021. The large majority of the increase was attributable to strong sales of first aid and medical products, primarily due to continued market share gains in the industrial, mass market and e-commerce channels as well as sales coming from the Safety Made acquisition.

European net sales for the year ended December 31, 2022, decreased 2% in U.S. dollars but increased 10% in local currency, compared with the same period in 2021. The increase was mainly due to market share gains in Westcott cutting products.

Net sales in Canada for the year ended December 31, 2022, decreased 4% in U.S. dollars and were constant in local currency compared to the same period in 2021.

Gross Profit

Gross profit was $63,558,785 (32.8% of net sales) in 2022 compared to $64,800,357 (35.6% of net sales) in 2021.   The decline was primarily due to exceptionally high ocean container costs and demurrage charges (1.7% impact). Also contributing to the decline in gross profit were weaker currencies in Europe and Canada, where we purchase most of our inventory in U.S. dollars.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses were $57,285,483 in 2022 compared with $52,030,370 in 2021, an increase of $5,255,113, or 10.1%. SG&A expenses were 29.5% of net sales in 2022 compared to 28.6% in 2021. Approximately 34% of the increase in SG&A expenses was due to higher personnel related costs. Approximately 31% of the increase was due to higher commissions and shipping costs related to higher sales. The increased shipping costs included fuel surcharges due to higher gas prices in the first half of 2022. The remaining increase was mainly due to Safety Made related ordinary S,G&A expenses.

Operating Income

Operating income was $6,273,302 in 2022, compared with $12,769,987 in 2021, a decrease of $6,496,685.

Operating income in the U.S. segment decreased in 2022 by approximately $4,750,000 compared to 2021, primarily due to increased supply chain costs which include exceptionally high ocean container costs and demurrage charges. $3.3 million of exceptional supply chain costs were recognized in 2022 compared to $0 in 2021.

Operating income in the European segment decreased by $1,000,000 compared to 2021 primarily due to increased supply chain costs as well as a weaker currency in Europe where we purchase most of our inventory in U.S. dollars. $700,000 of exceptional supply chain costs were recognized in 2022 compared to $0 in 2021.

Operating income in Canada decreased in 2022 by approximately $757,000 compared to 2021, primarily due to higher inbound and outbound freight.

Interest Expense, Net

Net interest expense for 2022 was $2,364,461, compared with $908,223 for 2021, an increase of $1,456,238. The increase in net interest expense resulted from a higher average interest rate on the outstanding debt as well as higher average debt outstanding under the Company's revolving loan agreement. The weighted average interest rate in 2022 was 3.8% compared to 2.1% in 2021.

Other Expense

Other expense was $246,396 in 2022 compared to $194,877 in 2021. The increase in total other expense was due to losses from foreign currency transactions, primarily due to a declining Euro in our European business.

Income Tax Expense

Income tax expense was $627,679 in 2022, resulting in an effective tax rate of 17% compared to $1,519,255, an effective tax rate of 10% in 2021. Income tax expense in 2021 included a $1.4 million tax credit for stock-based compensation. The Company's effective tax rate in 2021, excluding the tax credit and the income from the PPP Loan forgiveness was 24%. The lower effective tax rate in 2022 was due to a lower proportion of earnings in jurisdictions with a higher tax rate.

Off-Balance Sheet Transactions

The Company did not engage in any off-balance sheet transactions during 2022.

Liquidity and Capital Resources

During 2022, working capital increased by approximately $8.5 million compared to December 31, 2021. Inventory increased by approximately $9.7 million, or 18%. We increased inventory during 2022 to anticipate our continued growth and to be positioned to offset the impact of potential supply chain disruptions related to COVID-19. The increase also reflects higher product costs. We believe the risk of supply chain disruptions has been reduced, and we are now lowering our inventory. During 2023, our goal is to reduce inventory by $5.0 million. The Company expects that changes in inventory levels will continue to be consistent with changes in sales, including the seasonal impact on the Company's revenue stream. Inventory turnover calculated using a twelve-month average inventory balance, was 2.0 at December 31, 2022 as compared to 2.3 at December 31, 2021. The reserve for slow moving and obsolete inventory was $1,720,350 at December 31, 2022 compared to $1,554,217 at December 31, 2021. We do not anticipate material increases in the allowance for slow moving and obsolete inventory in the ordinary course of business during 2023.

Receivables decreased by approximately $1.6 million at December 31, 2022 compared to December 31, 2021. The average number of days sales outstanding in accounts receivable was 62 days in 2022 compared to 60 days in 2021.

Long-term debt consists of (i) borrowings under the Company's revolving loan agreement with HSBC Bank, N.A. and (ii) amounts outstanding under the fixed rate mortgage related to the Company's manufacturing and distribution facilities in Rocky Mount, NC and Vancouver, WA. On May 31, 2022, the Company amended its revolving loan agreement with HSBC Bank, N.A. The amendment increases the amount available for borrowing to $65 million from $50 million, at an interest rate of SOFR plus 1.75%; interest is payable monthly. In addition, the expiration date of the revolving loan agreement was extended to May 31, 2026. The Company must pay a facility fee, payable quarterly, in an amount equal to one eighth of one percent (.125%) per annum of the average daily unused portion of the revolving credit line. The facility is intended to provide liquidity for growth, share repurchases, dividends, acquisitions, and other business activities. Under the revolving loan agreement, the Company is required to maintain specific amounts of funded debt to EBITDA, a fixed charge coverage ratio and must have annual net income greater than $0, measured as of the end of each fiscal year.

On November 8, 2022, the revolving loan agreement was amended to increase the ratio of funded debt to EBITDA. The amendment is in effect for four quarters commencing in the third quarter of 2022 and includes an increase in the funded debt to EBITDA ratio for the four quarters ranging from a low of 4.75 to 1 to a high of 5.75 to 1. The amendment also increases the interest rate from SOFR +1.75% up to a high of SOFR + 2.35% on a basis that varies on a quarterly basis with the funded debt to EBITDA ratio. The increase in the ratio brought the Company into compliance with the covenant as of September 30, 2022, and going forward, provides the Company with flexibility to conduct its business in light of current and anticipated economic conditions. As of December 31, 2022, the Company was in compliance with the covenants under the revolving loan agreement, as amended.

At December 31, 2022, total debt outstanding under the Company's revolving credit facility increased by approximately $16.9 million compared to total debt outstanding at December 31, 2021. As of December 31, 2022, $50,000,000 was outstanding and $15,000,000 was available for borrowing under the Company's revolving credit facility.

On May 7, 2020, the Company received a two-year loan (the "PPP Loan") from HSBC Bank USA, N.A., the lender, in the amount of $3,508,047 under the Paycheck Protection Program established by the Coronavirus Aid, Relief and Economic Security Act (CARES Act).

Under the CARES Act, all or a portion of the PPP Loan was eligible to be forgiven by the U.S. Small Business Administration ("SBA") and the lender, upon application by the Company, provided that the Company shall have used the loan proceeds for certain eligible purposes. The PPP Loan was fully forgiven by the SBA and on June 9, 2021, payment in the amount of $3,508,047 was made by the SBA to the lender. The Company recorded the amount forgiven as income during the year ended December 31, 2021.

The Company's manufacturing and distribution facilities in Rocky Mount, NC and Vancouver, WA were financed by a fixed rate mortgage with HSBC Bank, N.A. at a fixed interest rate of 3.8%. The Company entered into the agreement on December 1, 2021. Payments of principal and interest are due monthly, with all amounts outstanding due on maturity on December 1, 2031. The outstanding principal on December 31, 2022, was $11,232,990.

Capital expenditures during 2022 and 2021 were $4,304,264 and $6,372,615, respectively, which were, in part, financed with borrowings under the Company's revolving credit facility. The decrease is primarily related to 2021 improvements at our distribution center in Rocky Mount, NC including new HVAC (approximately $2 million) and warehouse management systems (approximately $1 million).

On June 1, 2022, the Company purchased the assets of Live Safely Products, LLC (d/b/a "Safety Made") for approximately $11 million, including $1.5 million of which is contingent upon meeting certain annual financial targets during a two-year period. Based in Keene, NH, Safety Made is a leading manufacturer of first aid kits for the promotional products industry.

In response to the challenges encountered by the Company commencing with the COVID-19 pandemic, the Company has implemented a series of cost reduction initiatives that are expected to generate over $5.0 million in savings in 2023. These initiatives have included the implementation of a wide range of productivity improvements in our manufacturing and distribution facilities and a reduction of SG&A expenses and other costs.

The Company believes that cash on hand, and cash generated from operating activities, together with funds available under its revolving credit facility, are expected, under current conditions, to be sufficient to finance the Company's planned operations for at least the next twelve months from the issuance of this Form 10-K.

Recently Issued and Adopted Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards, if currently adopted, would have a material effect on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, the Company is not required to provide this information.

Item 8. Financial Statements and Supplementary Data

Acme United Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

| | For the years ended December 31, | |
	2022	2021
Net sales	$ 193,962,357	$ 182,087,559
Cost of goods sold	130,403,572	117,287,202
Gross profit	63,558,785	64,800,357
Selling, general and administrative expenses	57,285,483	52,030,370
Operating income	6,273,302	12,769,987
Non-operating items:		
Interest:		
Interest expense	(2,396,431)	(921,965)
Interest income	31,970	13,742
Interest expense, net	(2,364,461)	(908,223)
PPP loan forgiveness	—	3,508,047
Other expense	(246,396)	(194,877)
Total other (expense) income, net	(246,396)	3,313,170
Income before income tax expense	3,662,445	15,174,934
Income tax expense	627,679	1,519,255
Net income	$ 3,034,766	$ 13,655,679
Earnings per share:		
Basic	$ 0.86	$ 3.93
Diluted	$ 0.82	$ 3.45

See accompanying Notes to Consolidated Financial Statements.

Acme United Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | | For the Years Ended | | |
| | | December 31, | | |
		2022		2021
Net income	$	3,034,766	$	13,655,679
Other comprehensive (loss)				
Foreign currency translation		(707,251)		(554,681)
Comprehensive income	$	2,327,515	$	13,100,998

See accompanying Notes to Consolidated Financial Statements.

Acme United Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,100,409	$ 4,843,349
Accounts receivable, less allowance	32,603,463	34,220,635
Inventories	63,325,206	53,552,254
Prepaid expenses and other current assets	2,820,935	2,634,376
Restricted cash	750,000	-
Total current assets	105,600,013	95,250,614
Property, plant and equipment:		
Land	1,979,474	1,761,434
Buildings and building improvements	16,614,149	13,455,514
Machinery and equipment	31,491,637	29,760,410
Total property, plant and equipment	50,085,260	44,977,358
Less: accumulated depreciation	23,669,724	20,949,861
Net property, plant and equipment	26,415,536	24,027,497
Intangible assets, less accumulated amortization	20,790,535	17,230,529
Goodwill	8,188,829	4,799,829
Operating lease right-of-use asset, net	2,632,191	3,130,215
Other assets - restricted cash	750,000	-
Total assets	$ 164,377,104	$ 144,438,684
LIABILITIES		
Current liabilities:		
Accounts payable	$ 10,514,288	$ 8,976,629
Operating lease liability - current portion	1,130,244	1,000,470
Current portion of mortgage payable	404,588	388,536
Other accrued liabilities	10,077,542	9,909,477
Total current liabilities	22,126,662	20,275,112
Long-term debt	49,915,649	33,037,172
Mortgage payable, net of current portion	10,693,612	11,080,923
Operating lease liability - non-current portion	1,683,323	2,364,236
Deferred income taxes	305,285	599,280
Other non-current liabilities	622,441	-
Total liabilities	85,346,972	67,356,723
STOCKHOLDERS' EQUITY		
Common stock, par value $2.50: - 5,083,051 shares issued and 3,538,179 shares outstanding in 2022; 5,065,518 shares issued and 3,520,646 shares outstanding in 2021	12,698,624	12,654,787
Treasury stock, at cost, 1,544,872 shares in 2022 and 2021	(15,995,622)	(15,995,622)
Additional paid-in capital	13,447,797	11,930,067
Accumulated other comprehensive loss	(2,087,899)	(1,380,648)
Retained earnings	70,967,232	69,873,377
Total stockholders' equity	79,030,132	77,081,961
Total liabilities and stockholders' equity	$ 164,377,104	$ 144,438,684

See accompanying Notes to Consolidated Financial Statements.

Acme United Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Outstanding Shares of Common Stock	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances, December 31, 2020	3,338,913	$ 12,100,663	$ (14,522,178)	$ 7,930,673	$ (825,967)	$ 58,033,252	$ 62,716,443
Net income						13,655,679	13,655,679
Other comprehensive loss					(554,681)		(554,681)
Stock compensation expense				1,806,758			1,806,758
Distribution to shareholders						(1,815,554)	(1,815,554)
Issuance of common stock	224,947	554,124		2,534,921			3,089,045
Cash settlement of stock options				(342,285)			(342,285)
Purchase of treasury stock	(43,214)		(1,473,444)				(1,473,444)
Balances, December 31, 2021	3,520,646	12,654,787	(15,995,622)	11,930,067	(1,380,648)	69,873,377	77,081,961
Net income						3,034,766	3,034,766
Other comprehensive loss					(707,251)		(707,251)
Stock compensation expense				1,803,302			1,803,302
Distribution to shareholders						(1,940,911)	(1,940,911)
Issuance of common stock	7,466	18,669		66,046			84,715
Cash settlement of stock options				(108,155)			(108,155)
Net share settlement of stock options	10,067	25,168		(243,463)			(218,295)
Balances, December 31, 2022	3,538,179	$ 12,698,624	$ (15,995,622)	$ 13,447,797	$ (2,087,899)	$ 70,967,232	$ 79,030,132

See accompanying Notes to Consolidated Financial Statements.

Acme United Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
	2022	2021
Operating activities:		
Net income	$ 3,034,766	$ 13,655,679
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	2,762,276	2,557,680
Amortization of intangible assets	1,815,508	1,490,894
Stock compensation expense	1,803,302	1,806,758
Deferred income taxes	(293,995)	489,059
Non-cash lease adjustment	(42,570)	158,250
Provision for excess and obsolete inventory	189,874	
Provision for doubtful accounts	199,996	-
Amortization of deferred financing costs	30,151	—
PPP loan forgiveness	-	(3,508,047)
Changes in operating assets and liabilities		
Accounts receivable	1,839,243	(7,228,368)
Inventories	(9,606,835)	(3,209,330)
Prepaid expenses and other current assets	(173,341)	(1,040,319)
Accounts payable	1,914,813	1,497,258
Other accrued liabilities	(581,449)	(1,528,936)
Total adjustments	(143,027)	(8,515,101)
Net cash provided by operating activities	2,891,739	5,140,578
Investing activities:		
Purchase of property, plant and equipment	(4,304,264)	(6,372,615)
Purchase of intellectual property	(300,000)	-
Acquisition of Safety Made	(9,622,391)	-
Net cash used by investing activities	(14,226,655)	(6,372,615)
Financing activities:		
Net borrowings (repayments) of long-term debt	16,848,326	(5,729,995)
Repayments on mortgage	(401,410)	(3,177,778)
Borrowing on mortgage	-	11,469,459
Distributions to stockholders	(1,903,346)	(1,792,356)
Cash settlement of stock options	(108,155)	(342,285)
Tax paid on net share settlement of stock options	(243,463)	-
Purchase of treasury stock	-	(1,473,444)
Issuance of common stock	84,715	3,089,045
Net cash provided by financing activities	14,276,667	2,042,646
Effect of exchange rate changes	(184,691)	(134,636)
Net increase in cash and cash equivalents	2,757,060	675,973
Cash, cash equivalents and restricted cash at beginning of year	4,843,349	4,167,376
Cash, cash equivalents and restricted cash at end of year	$ 7,600,409	$ 4,843,349
Supplemental cash flow information:		
Cash paid for income taxes	$ 978,378	$ 874,996
Cash paid for interest expense	$ 2,124,144	$ 908,781
Non-cash investing activities		
Safety Made acquisition contingent consideration	$ 1,330,000	$ -
Non-cash financing activities		
Dividends accrued not paid	$ 495,406	$ 457,745

See accompanying Notes to Consolidated Financial Statements.

Acme United Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

The operations of Acme United Corporation (the "Company") consist of three reportable segments. The operations of the Company are structured and evaluated based on geographic location. The three reportable segments operate in the United States (including Asian operations), Canada and Europe. Principal products across all segments are first aid kits and medical products, scissors, shears, knives, rulers and pencil sharpeners, which are sold primarily to wholesale, contract and retail stationery distributors, office supply super stores, mass market retailers, industrial distributors, school supply distributors, drug store retailers, sporting goods stores, hardware chains and wholesale florists.

2. Accounting Policies

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most sensitive and significant accounting estimates relate to customer rebates, valuation allowances for deferred income tax assets, obsolete and slow-moving inventories, potentially uncollectible accounts receivable, intangibles and stock-based compensation. Actual results could differ from those estimates.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned by the Company. All significant intercompany accounts and transactions are eliminated in consolidation.

Translation of Foreign Currency – For foreign operations whose functional currencies are not U.S. dollars, assets and liabilities are translated at rates in effect at the end of the year; revenues and expenses are translated at average rates in effect during the year. Resulting translation adjustments are made directly to accumulated other comprehensive income. Foreign currency transaction gains and losses are recognized in operating results. Included in other expense were foreign currency transaction losses of $288,191 and $239,753 in 2022 and 2021, respectively.

Cash Equivalents – Investments with an original maturity of three months or less, as well as time deposits and certificates of deposit that are readily redeemable at the date of purchase, are considered cash equivalents.

Accounts Receivable – Accounts receivable are shown less an allowance for doubtful accounts of $1,060,812 at December 31, 2022 and $1,007,187 at December 31, 2021.

Inventories – Inventories are stated at the lower of cost, or net realizable value, determined by the first-in, first-out method.

Property, Plant and Equipment, and Depreciation – Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives of these assets are as follows: buildings useful lives range from 10 to 39 years; machinery and equipment useful lives range from 3 to 10 years. The Company tests its property, plant and equipment whenever events or changes in circumstances (triggering event) indicate that its carrying amount may not be recoverable. During 2022 and 2021, there were no triggering events that would indicate its carrying amount may not be recoverable. As a result, there was no impairment of the carrying amounts of such assets and no reduction in their estimated useful lives.

Intangible Assets and Goodwill – Intangible assets with finite useful lives are recorded at cost upon acquisition and amortized over the term of the related contract, if any, or useful life, as applicable. Intangible assets held by the Company with finite useful lives include patents and trademarks. Patents and trademarks are amortized over their estimated useful lives. The weighted average amortization period for intangible assets at December 31, 2022 was 9 years. The Company periodically reviews the values recorded for finite lived intangible assets whenever events or changes in circumstances (triggering event) indicate that its carrying amount may not be recoverable. During 2022 and 2021, there were no triggering event that would indicate its carrying amount may not be recoverable. As a result, there was no impairment of the carrying amounts of such assets and no reduction in their estimated useful lives. The Company annually reviews goodwill to assess recoverability from future operations whenever events or changes in circumstances indicate that its carrying amounts may not be recoverable. At December 31, 2022 and 2021, the Company assessed the recoverability of its intangible assets and goodwill and believed that there were no events or circumstances present that would require a test of recoverability on those assets. As a result, there was no impairment of the carrying amounts of such assets and no reduction in their estimated useful lives.

Contingent Consideration - As part of the acquisition of Safety Made, a $1.5 million payment will be due, contingent on the acquired business meeting certain revenue milestones over a two-year period, commencing on the date of the acquisition. The fair value of the contingent liability at each reporting date is based on certain estimates and judgements made by management. Those estimates are made from the most relevant data available at that time and include historical data and future projections. At December 31, 2022, the fair value of the contingent consideration was $1,330,000.

Deferred Income Taxes – Deferred income taxes are provided for the differences between the financial statement and tax bases of assets and liabilities, and on operating loss carryovers, using tax rates in effect in years in which the differences are expected to reverse.

Leases – The Company determines if an arrangement is an operating lease at inception. Leases with an initial term of 12 months or less are not recorded on the balance sheet. All other leases are recorded on the balance sheet with right-of-use ("ROU") assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments arising from the lease.

Lessees and lessors may elect to apply a package of practical expedients permitting entities not to reassess: (i) whether any expired or existing contracts are or contain leases; (ii) lease classification for any expired or existing leases; and (iii) whether initial direct costs for any expired or existing leases qualify for capitalization under the amended guidance. These practical expedients must be elected as a package and consistently applied. The Company has elected to apply the package of practical expedients upon adoption.

ROU assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. As most of the Company's leases do not provide an implicit rate, the present value of lease payments is determined primarily using our incremental borrowing rate based on the information available at the lease commencement date. The incremental borrowing rate is the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term on an amount equal to the lease payments in a similar economic environment. Lease arrangements with lease and non-lease components are generally accounted for as a single lease component. The Company's operating lease expense is recognized on a straight-line basis over the lease term.

Revenue Recognition – The Company's revenues result from the sale of goods or services and reflect the consideration to which the Company expects to be entitled. The Company records revenue based on a five-step model in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"). For its contracts with customers, the Company identifies the performance obligations (goods or services), determines the transaction price, allocates the contract transaction price to the performance obligations, and recognizes the revenue when (or as) the performance obligation is transferred to the customer. A good or service is transferred when (or as) the customer obtains control of that good or service. Depending on the contractual terms of each customer, revenue is recognized either at the time of shipment or upon delivery. When revenue is recorded, estimates of returns are made and recorded as a reduction of revenue. Customer rebates and incentives are earned based on promotional programs in place, volume of purchases or other factors are also estimated at the time of revenue recognition and recorded as a reduction of that revenue. Refer to Note 9 – Revenue from Contracts with Customers, for a more detailed discussion.

Shipping Costs – The costs of shipping product to the Company's customers ($11,328,276 in 2022 and $10,071,710 in 2021) are included in selling, general and administrative expenses.

Advertising Costs – The Company expenses the production costs of advertising the first time that the related advertising takes place. Advertising costs ($1,563,477 in 2022 and $976,268 in 2021) are included in selling, general and administrative expenses.

Subsequent Events – The Company has evaluated events and transactions subsequent to December 31, 2022 through the date the consolidated financial statements were issued.

Concentration – The Company performs ongoing credit evaluations of its customers and generally does not require collateral for the extension of credit. Allowances for credit losses are provided and have been within management's expectations. The Company had two customers in 2022 and 2021, that individually exceeded 10% of consolidated net sales. Net sales to these customers were approximately 15% and 10% of consolidated net sales in 2022 and 17% and 11% in 2021.

Recently Issued and Adopted Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards, if currently adopted, would have a material effect on the Company's consolidated financial statements.

3. Inventories

Inventories consisted of:

	December 31,			
	2022		**2021**	
Finished goods	$	45,371,042	$	40,412,875
Work in process		408,346		88,847
Materials and supplies		17,545,818		13,050,532
Inventories:	$	63,325,206	$	53,552,254

Inventories are stated net of valuation allowances for slow moving and obsolete inventory of $1,720,350 as of December 31, 2022 and $1,554,217 as of December 31, 2021.

4. Intangible Assets and Goodwill

The Company's intangible assets and goodwill consisted of:

| | December 31, | | | |
	2022		2021	
Tradename	$	10,007,698	$	7,994,698
Customer List		18,502,207		16,066,973
Non-Compete		1,247,536		320,256
Slice License Agreement		379,921		379,921
Patents		2,271,980		2,271,980
Subtotal		32,409,342		27,033,828
Less: Accumulated Amortization		11,618,807		9,803,299
Intangible Assets	$	20,790,535	$	17,230,529
Goodwill	$	8,188,829	$	4,799,829
Total:	$	28,979,364	$	22,030,358

Amortization expense for intangible assets for the years ended December 31, 2022 and 2021 were $1,815,508 and $1,490,894, respectively. The estimated aggregate amortization expense for each of the next five years, calculated on a similar basis, is as follows: 2023 - $2,012,133; 2024 - $1,921,376; 2025 - $1,919,183; 2026 - $1,651,089; and 2027 - $1,322,225.

5. Other Accrued Liabilities

The Company's other current and non-current accrued liabilities consisted of:

| | December 31, | | | |
	2022		2021	
Customer Rebates	$	5,533,802	$	5,413,829
Contingent Liability - Safety Made		1,330,000		—
Accrued Compensation		791,231		1,585,938
Dividend Payable		495,406		457,745
Income Taxes Payable		533,746		564,172
Other		2,015,798		1,887,793
Total:	$	10,699,983	$	9,909,477

6. Profit Sharing

The Company has a qualified, 401k plan covering substantially all of its United States employees. Annual Company contributions to this plan are determined by the Company's Compensation Committee. For the years ended December 31, 2022 and 2021, the Company contributed 50% of employee's contributions, up to the first 6% contributed by each employee. Total contribution expense under this 401k plan was $426,594 in 2022 and $419,298 in 2021.

7. Income Taxes

The amounts of income tax expense reflected in operations is as follows:

	2022		2021	
Current:				
Federal	$	65,263	$	4,980
State		192,215		153,937
Foreign		664,766		870,739
Total:	$	922,244	$	1,029,656
Deferred:				
Federal	$	(238,408)	$	401,196
State		(56,157)		88,403
Total:		(294,565)		489,599
Total Income Tax Expense:	$	627,679	$	1,519,255

The current state tax provision was comprised of taxes on income, the minimum capital tax and other franchise taxes related to the jurisdictions in which the Company's facilities are located.

A summary of United States and foreign income before income taxes follows:

	2022	2021
United States	$ (142,095)	$ 9,721,756
Foreign	3,804,540	5,453,178
Total:	$ 3,662,445	$ 15,174,934

As discussed in Note 10 below, for segment reporting, direct import sales are included in the United States segment. However, the revenues are earned by our Hong Kong subsidiary and related income taxes are paid in Hong Kong whose rate approximates 16.5%. As such, income of the Asian subsidiary is included in the foreign income before taxes.

The following schedule reconciles the amounts of income taxes computed at the United States statutory rates to the actual amounts reported in operations:

	2022	2021
Federal income taxes at 21% statutory rate	$ 716,122	$ 2,915,698
State and local taxes, net of federal income tax effect	120,922	115,855
Permanent items	(128,169)	(1,508,877)
Foreign tax rate difference	(81,196)	(3,421)
Provision for income taxes:	$ 627,679	$ 1,519,255

Income tax expense in 2021 included a $1.4 million tax credit for stock-based compensation.

The following summarizes deferred income tax assets and liabilities:

	2022	2021
Deferred income tax liabilities:		
Property, plant and equipment	$ 2,004,200	$ 1,916,218
	2,004,200	1,916,218
Deferred income tax assets:		
Asset valuations	1,109,954	983,055
Other	588,961	333,883
	1,698,915	1,316,938
Net deferred income tax liability:	$ 305,285	$ 599,280

In 2022, the Company evaluated its tax positions for years which remain subject to examination by major tax jurisdictions, in accordance with the requirements of ASC 740 and as a result, concluded no adjustment was necessary. The Company files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The Company's evaluation of uncertain tax positions was performed for the tax years ended December 31, 2020 and forward, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2022.

Due to the uncertain nature of the realization of the Company's deferred income tax assets based on past performance of its German subsidiary and net loss carry forward expiration dates, the Company has recorded a valuation allowance for the amount of deferred income tax assets which are not expected to be realized. This valuation allowance, all of which is related to deferred tax assets resulting from net operating losses of the Company's German subsidiary of approximately $3.9 million, is subject to periodic review, and, if the allowance is reduced, the tax benefit will be recorded in future operations as a reduction of the Company's tax expense.

8. Long-Term Debt and Shareholders' Equity

Long-term debt consists of (i) borrowings under the Company's revolving loan agreement with HSBC Bank, N.A. and (ii) amounts outstanding under the fixed rate mortgage related to the Company's manufacturing and distribution facilities in Rocky Mount, NC and Vancouver, WA. On May 31, 2022, the Company amended its revolving loan agreement with HSBC Bank N.A. The amendment increases the amount available for borrowing to $65 million from $50 million, at an interest rate of the Secured Overnight Financing Rate (SOFR) plus 1.75%; interest is payable monthly.   In addition, the expiration date of the revolving loan agreement was extended to   May 31, 2026. The Company must pay a facility fee, payable quarterly, in an amount equal to one eighth of one percent (.125%) per annum of the average daily unused portion of the revolving credit line.   The facility is intended to provide liquidity for growth, share repurchases, dividends, acquisition and other business activities. Under the revolving loan agreement, the Company is required to maintain specific amounts of funded debt to EBITDA, a fixed charge coverage ratio and must have annual net income greater than $0, measured as of the end of each fiscal year.   On November 8, 2022, the revolving loan agreement was amended to increase the ratio of funded debt to EBITDA. The amendment is in effect for four quarters commencing in the third quarter of 2022 and includes an increase in the funded debt to EBITDA ratio for the four quarters ranging from a low of 4.75 to 1 to a high of 5.75 to 1. The amendment also increases the interest rate from SOFR +1.75% up to a high of SOFR + 2.35% on a basis that varies on a quarterly basis with the funded debt to EBITDA ratio. As of December 31, 2022, the Company was in compliance with the covenants under the revolving loan agreement, as amended.

As of December 31, 2022, $50,000,000 was outstanding and $15,000,000 was available for borrowing under the Company's revolving loan agreement.

The Company's manufacturing and distribution facilities in Rocky Mount, NC and Vancouver, WA were financed by a fixed rate mortgage with HSBC Bank, N.A. at a fixed interest rate of 3.8%. The Company entered into the agreement on December 1, 2021. Commencing on January 1, 2022, payments of principal and interest are due monthly, with all amounts outstanding due on maturity on December 1, 2031. Long-term debt consisted of the following at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Mortgage payable - HSBC Bank N.A.	$ 11,232,990	$ 11,620,000
Less debt issuance costs	(134,790)	(150,541)
	11,098,200	11,469,459
Less current maturities	404,588	388,536
Long-term mortgage payable less current maturities	$ 10,693,612	$ 11,080,923

Minimum annual mortgage payments are due as follows: 2023 - $404,588; 2024 - $419,309; 2025 - $436,949; 2026 - $454,112; 2027 - $471,949; and thereafter - $8,911,293.

On November 14, 2019, the Company announced a Common Stock repurchase program of up to a total of 200,000 shares. The program does not have an expiration date. During the year ended December 31, 2022, the Company did not repurchase any shares of its Common Stock. As of December 31, 2022, a total of 160,365 shares may be purchased in the future under the repurchase program.

On May 7, 2020, the Company received a two-year loan (the "PPP Loan") from HSBC Bank, N.A., the lender, in the amount of $3,508,047 under the Paycheck Protection Program established by the Coronavirus Aid, Relief and Economic Security Act (CARES Act).

Under the CARES Act, all or a portion of the PPP Loan was eligible to be forgiven by the U.S. Small Business Administration ("SBA") and the lender, upon application by the Company, provided that the Company shall have used the loan proceeds for certain eligible purposes.   The PPP Loan was fully forgiven by the SBA and on June 9, 2021, payment in the amount of $3,508,047 was made by the SBA to the lender. The Company recorded the amount forgiven as income for the year ending December 31, 2021.

The carrying value of the Company's bank debt is a reasonable estimate of fair value because of the nature of its payment terms and maturity.

9. Revenue from Contracts with Customers

Nature of Goods and Services

The Company recognizes revenue from the sales of a broad line of products that are grouped into two main categories: (i) first aid and medical; and (ii) cutting, sharpening and measuring. The first aid and medical category includes first aid kits and refills, over-the-counter medications and a variety of safety products. The cutting and sharpening category includes scissors, knives, paper trimmers, pencil sharpeners and other sharpening tools. Revenue recognition is evaluated through the following five steps: (i) identification of the contract or contracts with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price in the contract; and (v) recognition of revenue when or as a performance obligation is satisfied.

When Performance Obligations Are Satisfied

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is generated by the sale of the Company's products to its customers. Sales contracts (purchase orders) generally have a single performance obligation that is satisfied at a point in time, with shipment or delivery, depending on the terms of the underlying contract. Revenue is measured based on the consideration specified in the contract. The amount of consideration we receive and revenue we recognize is impacted by incentives ("customer rebates"), including sales rebates, which are generally tied to sales volume levels, in-store promotional allowances, shared media and customer catalogue allowances and other cooperative advertising arrangements; freight allowance programs offered to our customers; and allowance for returns and discounts. The Company generally recognizes customer rebate costs as a deduction to gross sales at the time that the associated revenue is recognized.

Significant Payment Terms

Payment terms for each customer are dependent on the agreed upon contractual repayment terms. The repayment terms are typically between 30 and 90 days, but they vary dependent on the size of the customer and its risk profile to the Company. Some customers receive discounts for early payment.

Product Returns

The Company accepts product returns in the normal course of business. The Company estimates reserves for returns and the related refunds to customers based on historical experience. Reserves for returned merchandise are included as a component of "Accounts receivables" in the consolidated balance sheets.

Practical Expedient Usage and Accounting Policy Elections

For the Company's contracts that have an original duration of one year or less, the Company uses the practical expedient in ASC 606-10-32-18 applicable to such contracts and accordingly, does not consider the time value of money in relation to significant financing components. The effect of applying this practical expedient election did not have an impact on the Company's consolidated financial statements.

Per ASC 606-10-25-18B, the Company has elected to account for shipping and handling activities that occur after the customer has obtained control as a fulfillment activity instead of a performance obligation. Furthermore, shipping and handling activities performed before transfer of control of the product also do not constitute a separate and distinct performance obligation.

The Company has elected to exclude from the transaction price those amounts which relate to sales and other taxes that are assessed by governmental authorities and that are imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer.

Applying the practical expedient in ASC 340-40-25-4 – *Other Assets and Deferred Costs*, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred. These costs are included in "Selling, general and administrative expenses."

Disaggregation of Revenues

The following table represents external net sales disaggregated by product category, by segment:

For the year ended December 31, 2022
(amounts in 000's)

	United States	Canada	Europe	Total
First Aid and Safety	$ 95,820	$ 7,110	$ 1,702	$ 104,632
Cutting, Sharpening and Measuring	69,385	6,669	13,276	89,330
Total Net Sales	**$ 165,205**	**$ 13,779**	**$ 14,978**	**$ 193,962**

For the year ended December 31, 2021
(amounts in 000's)

	United States	Canada	Europe	Total
First Aid and Safety	$ 82,955	$ 7,012	$ 1,548	$ 91,515
Cutting, Sharpening and Measuring	69,520	7,329	13,724	90,573
Total Net Sales	**$ 152,475**	**$ 14,341**	**$ 15,272**	**$ 182,088**

10. Segment Information

The Company reports financial information based on the organizational structure used by the Company's chief operating decision maker for making operating and investment decisions and for assessing performance. The Company's reportable business segments consist of: (1) United States; (2) Canada; and (3) Europe. As described below, the activities of the Company's Asian operations are closely linked to those of the U.S. operations; accordingly, the Company's chief operating decision maker reviews the financial results of both on a consolidated basis, and the results of the Asian operations have been aggregated with the results of the United States operations to form one reportable segment called the "United States segment" or "U.S. segment". Each reportable segment derives its revenue from the sales of cutting devices, measuring instruments and safety products for school, office, home, hardware, sporting and industrial use.

Domestic sales orders are filled primarily from the Company's distribution centers and facilities in North Carolina, Washington, Massachusetts, Tennessee, Florida, California and New Hampshire. The Company is responsible for the costs of shipping, insurance, customs clearance, duties, storage and distribution related to such products. Orders filled from the Company's inventory are generally for less than container-sized lots.

Direct import sales are products sold by the Company's Asian subsidiary, directly to major U.S. retailers who take ownership of the products in Asia. These sales are completed by delivering product to the customers' common carriers at the shipping points in Asia. Direct import sales are made in larger quantities than domestic sales, typically full containers. Direct import sales represented approximately 8% and 9% of the Company's total net sales in 2022 and 2021, respectively.

The Chief Operating Decision Maker evaluates the performance of each operating segment based on segment revenues and operating income. Segment revenues are defined as total revenues, including both external customer revenue and inter-segment revenue. Segment operating earnings are defined as segment revenues, less cost of goods sold and operating expenses. Identifiable assets by segment are those assets used in the respective reportable segment's operations. Inter-segment amounts are eliminated to arrive at consolidated financial results.

The following table sets forth certain financial data by segment for the fiscal years ended December 31, 2022 and 2021:

Financial data by segment:
(000's omitted)

Year Ended December 31, 2022

	United States	Canada	Europe	Consolidated
Net sales	$ 165,205	$ 13,779	$ 14,978	$ 193,962
Operating income	4,783	1,136	354	6,273
Assets	144,466	9,078	10,833	164,377
Additions to property, plant and equipment	4,174	52	79	4,305
Depreciation and amortization	4,398	96	84	4,578

Year Ended December 31, 2021

(000's omitted)	United States	Canada	Europe	Consolidated
Net sales	$ 152,475	$ 14,341	$ 15,272	$ 182,088
Operating income	9,521	1,893	1,356	12,770
Assets	125,521	9,100	9,818	144,439
Additions to property, plant and equipment	6,309	10	54	6,373
Depreciation and amortization	3,822	147	80	4,049

The following is a reconciliation of segment operating income to consolidated income before taxes:
(000's omitted)

	2022	2021
Total operating income	$ 6,273	$ 12,770
Interest expense, net	2,364	908
Other expense (income)	247	(3,313)
Consolidated income before taxes	$ 3,662	$ 15,175

The table below presents revenue by geographic area. Revenues are attributed to countries based on location of the customer.
(000's omitted)

Revenues	2022	2021
United States	$ 163,546	$ 151,205
International:		
Canada	13,779	14,341
Europe	14,978	15,272
Other	1,659	1,270
Total International	$ 30,416	$ 30,883
Total Revenues	$ 193,962	$ 182,088

11. Stock Option Plans

The Company grants stock options under the 2022 Employee Stock Option Plan (the "2022 Employee Plan") and under the 2017 Non-Salaried Director Stock Option Plan (the "2017 Director Plan"). The Company also has two plans under which the Company no longer grants options but under which certain options remain outstanding: the 2005 Non-Salaried Director Stock Option Plan (the "2005 Director Plan") and the 2012 Employee Stock Option Plan (the "2012 Employee Plan").

The 2022 Employee Plan, which was approved by the shareholders of the Company at the April 20, 2022, Annual Meeting, provides for the issuance of incentive and nonqualified stock options at an exercise price equal to the fair market value of the Common Stock on the date the option is granted. The terms of the options granted are subject to the provisions of the 2022 Employee Plan. Options granted under the 2022 Employee Plan vest 25% one day after the first anniversary of the grant date and 25% one day after each of the next three anniversaries. As of December 31, 2022, the number of shares available for grant under the 2022 Employee Plan is 166,750. Under the terms of the 2022 Employee Plan, no option may be granted under that plan after the tenth anniversary of the adoption of the plan.

The 2012 Employee Plan, which became effective April 23, 2012, provides for the issuance of incentive and nonqualified stock options at an exercise price equal to the fair market value of the Common Stock on the date the option is granted. The terms of the options granted are subject to the provisions of the 2012 Employee Plan. Options granted under the 2012 Employee Plan vest 25% one day after the first anniversary of the grant date and 25% one day after each of the next three anniversaries. Under the terms of the 2012 Employee Plan, no option may be granted under that plan after the tenth anniversary of the adoption of the plan.

The 2017 Director Plan provides for the issuance of stock options for up to a total of 50,000 shares of the Company's common stock to non-salaried directors. Under the 2017 Director Plan, Directors elected after the effective date and at subsequent Annual Meetings who have not received any prior grant under the plan or previous plans shall receive an initial grant of an option to purchase 5,000 shares of Common Stock (the "Initial Option"). Each year, each elected non-salaried Director not receiving an Initial Option will receive an option to purchase 5,000 shares of Common Stock (the "Annual Option"). The Initial Option vests 25% on the date of grant and 25% on the anniversary of the grant date in each of the following 3 years. Each Annual Option becomes fully exercisable one day after the date of grant. The exercise price of each option granted equals the fair market value of the Common Stock on the date the option is granted and expires ten (10) years from the date of grant. The 2017 Director Plan provides that the Board of Directors has the authority to increase or decrease the number of shares of Common Stock which are the subject of the annual or initial option grants to directors. No options may be granted under the 2017 Director Plan after the tenth anniversary of the adoption of the Plan, i.e., after April 24, 2027. As of December 31, 2022, there were no shares available for grant under the 2017 Director Plan. Annual Options were customarily granted to non-salaried Directors on the date of the respective Annual Meeting of Shareholders. However, in 2022, there were then no options available for grant under the 2017 Director Plan. As a result, options were not granted to Directors in 2022. Because the Company did not make the customary annual grant of options to the non-salaried directors in 2022, the Company, instead, paid a cash fee to each of the non-salaried directors in an amount equal to $61,800.

The 2005 Director Plan, as amended, provided for the issuance of stock options for up to a total of 180,000 shares of the Company's common stock to non-salaried directors. Under the 2005 Director Plan, Directors elected on April 25, 2005 and at subsequent Annual Meetings who had not received any prior grant under this or previous plans received an initial grant of an option to purchase 5,000 shares of Common Stock (the "Initial Option"). Each year, each elected Director not receiving an Initial Option received a 5,000 share option (the "Annual Option"). The Initial Option vested 25% on the date of grant and 25% on the anniversary of the grant date in each of the following 3 years. Each Annual Option became fully exercisable one day after the date of grant. The exercise price of each option granted equalled the fair market value of the Common Stock on the date the option was granted and expired ten (10) years from the date of grant. As provided in the Director Plan, no options could be granted under the 2005 Director Plan after the tenth anniversary of the adoption of the Plan, i.e., after April 25, 2015.

The Company's stock option plans for both employees and directors permit options to be exercised on a net basis and receive either cash or shares of the Company's Common Stock. Specifically, optionees may, at the time of exercise of an option and subject to the consent of the Company, elect either (i) to receive from the Company cash in an amount equal to the number of shares of Common Stock subject to the option (or portion thereof) that is being exercised multiplied by the excess of (a) the fair market value per share over (b) the exercise price per share of the option (a "net cash settlement"); or (ii) to make payment of the exercise price of the option by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such option by the number of shares having an aggregate fair market value equal to the total exercise price of the option (or portion thereof). In 2022 and 2021, the Company paid a total of approximately $108,155 and $342,285 respectively, to optionees who had elected a net cash settlement of their respective share options. In 2022 and 2021, the Company issued 10,067 and 7,726 shares, respectively, to optionees who had elected a net share settlement.

A summary of changes in options issued under the Company's stock option plans follows:

	2022	2021
Options outstanding at the beginning of the year	1,537,052	1,487,925
Options granted	133,250	299,750
Options forfeited	(6,562)	(5,525)
Options exercised	(46,068)	(245,098)
Options outstanding at the end of the year	1,617,672	1,537,052
Options exercisable at the end of the year	1,132,174	971,568
Common stock available for future grants at the end of the year	166,750	18,650
Weighted average exercise price per share:		
Granted	$ 29.35	$ 38.38
Forfeited	31.50	23.01
Exercised	12.73	15.15
Outstanding	25.30	24.60
Exercisable	22.83	21.33

A summary of options outstanding as December 31, 2022 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$12.27 to $20.96	320,534	3	$ 17.05	297,284	$ 16.86
$20.97 to $22.86	334,875	5	22.09	333,125	22.10
$22.87 to $24.03	349,950	6	23.41	236,450	23.57
$24.04 to $31.00	315,875	7	26.92	172,125	25.21
$31.01 to $39.56	296,438	9	38.97	93,190	38.28
	1,617,672			1,132,174	

The weighted average remaining contractual life of all outstanding stock options is 6 years.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of employee and non-employee director stock options. The determination of the fair value of stock-based payment awards on the date of grant, using an option-pricing model, is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of the Company's Common Stock price over the expected term ("volatility") and the number of options that will not fully vest in accordance with applicable vesting requirements ("forfeitures").

The Company estimates the expected term of options granted by evaluating various factors, including the vesting period, historical employee information, as well as current and historical stock prices and market conditions. The Company estimates the volatility of its common stock by calculating historical volatility based on the closing stock price on the last day of each of the 84 months leading up to the month the option was granted. The risk-free interest rate that the Company uses in the option valuation model is the interest rate on U.S. Treasury zero-coupon bond issues with remaining terms similar to the expected term of the options granted. Historical information was the basis for calculating the dividend yield. The Company is required to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company used a mix of historical data and future assumptions to estimate pre-vesting option forfeitures and to record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized over the requisite service periods of the awards, which are generally the vesting periods.

The assumptions used to value option grants for the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Expected life in years	7	6 - 7
Interest rate	2.79%	.42 - 1.11%
Volatility	.413	.397 - .415
Dividend yield	1.9%	1.3 - 1.8%

Total stock-based compensation recognized in the Company's consolidated statements of operations for the years ended December 31, 2022 and 2021 were $1,803,302 and $1,806,758, respectively. At December 31, 2022, there was approximately $3,599,153 of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based payments granted to the Company's employees. As of December 31, 2022, the remaining unamortized expense is expected to be recognized over a weighted average period of 3 years.

The weighted average fair value at the date of grant for options granted during 2022 and 2021 was $11.14 and $13.63 per option, respectively. The aggregate intrinsic value of outstanding options was $1,622,738 and $15,436,026 at December 31, 2022 and 2021, respectively. The aggregate intrinsic value of exercisable options was $1,565,553 and $12,128,507 at December 31, 2022 and 2021, respectively. The aggregate intrinsic value of options exercised during 2022 and 2021 was $747,730 and $6,582,918, respectively.

12. Earnings Per Share

The calculation of earnings per share is as follows:

	2022	2021
Numerator:		
Net income	$ 3,034,766	$ 13,655,679
Denominator:		
Denominator for basic earnings per share:		
Weighted average shares outstanding	3,527,626	3,471,374
Effect of diluted employee stock options	191,624	483,861
Denominator for dilutive earnings per share	3,719,250	3,955,235
Basic earnings per share	$ 0.86	$ 3.93
Diluted earnings per share	$ 0.82	$ 3.45

For 2022 and 2021, respectively, 296,438 and 229,250 stock options were excluded from diluted earnings per share calculations because they would have been anti-dilutive.

13. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss follow:

	Foreign currency translation adjustment	Total
Balances, December 31, 2020	$ (825,967)	$ (825,967)
Translation adjustment	(554,681)	(554,681)
Balances, December 31, 2021	$ (1,380,648)	$ (1,380,648)
Translation adjustment	(707,251)	(707,251)
Balances, December 31, 2022	$ (2,087,899)	$ (2,087,899)

14. Cash, Cash Equivalents and Restricted Cash

(dollars in 000's):

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 6,100	$ 4,843
Restricted Cash - current	750	-
Restricted Cash - non-current	750	-
Total cash, cash equivalents and restricted cash	$ 7,600	$ 4,843

Restricted cash, which is reported within other short-term and long-term assets in the consolidated balance sheets consists of the contingent payment held in escrow related to the acquisition of certain assets of Safety Made. See Note 16 – Business Combinations, for additional information related to the acquisition of certain assets of Safety Made.

15. Leases

The Company has operating leases for office and warehouse space and equipment under various arrangements which provide the right to use the underlying asset and require lease payments for the lease term. The Company's lease portfolio consists of operating leases which expire at various dates through 2026.

Certain of the Company's lease arrangements contain renewal provisions, exercisable at the Company's option. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease cost was $1.2 million and $1.3 million for the year ended December 31, 2022 and 2021, respectively. For the year ended December 31, 2022 and 2021, $0.5 million was included in cost of goods sold and $0.7 million and $0.8 million, respectively, was included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Information related to leases (dollars in 000's):

Operating cash flow information:	Year ended December 31, 2022		Year ended December 31, 2021	
Operating lease cost	$	1,239	$	1,265
Operating lease - cash flow	$	1,281	$	1,098
Non-cash activity:				
ROU assets obtained in exchange for lease liabilities	$	545	$	1,760

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term	3.0 years	4.0 years
Weighted-average discount rate	5%	5%

Future minimum lease payments under non-cancellable leases as of December 31, 2022: (dollars in 000's):

2023	$	1,239
2024		918
2025		691
2026		155
Total future minimum lease payments	$	3,003
Less: imputed interest		(190)
Present value of lease liabilities - current		1,130
Present value of lease liabilities - non-current	$	1,683

16. Business Combinations

On June 1, 2022, the Company purchased certain assets of Live Safely Products, LLC (d/b/a "Safety Made") for approximately $11 million, including $1.5 million of which is contingent upon meeting certain annual financial targets during a two-year period. Based in Keene, NH, Safety Made is a leading manufacturer of first aid kits for the promotional products industry.

The purchase price was allocated to assets acquired as follows (in thousands):

Assets:		
Accounts Receivable	$	512
Inventory		944
Prepaid Expense		14
Property, plant and equipment		877
Intangible Assets		
Backlog		23
Non-Compete		920
Tradename		1,990
Customer list		2,210
Goodwill		3,389
Total assets	$	10,879

The acquisition was accounted for as a business combination, pursuant to ASC 805 – *Business Combinations*. All assets acquired in the acquisition are included in the Company's United States operating segment. Intangible assets include Customer List, Trade Names, Non-Compete Agreements, and Goodwill. The useful lives of the identified intangible assets range from 5 years to 15 years.

As part of the purchase agreement, there is a $1.5 million payment due to the owners that is contingent on certain revenue milestones being met and the owners being employed by the Company at the end of the two-year period. The $1.5 million will be held by the Escrow Agent in escrow for twenty-five (25) months after the closing date. After one year from the closing date, the Escrow Agent will disburse to the Seller a payment up to $750,000 or a portion thereof determined by the calculation outlined in the purchase agreement. After two years from the closing date, the Escrow Agent will disburse to the seller the remaining escrow amount, or a portion thereof determined by the calculation outlined in the agreement.

The $1.5 million contingent payment that is being held in escrow is classified as restricted cash. Of this amount, $750,000 is recorded in current assets, with the remaining $750,000 reported in other long-term assets on the consolidated balance sheet.

Net sales for the year ended December 31, 2022, attributable to the sales of Safety Made products were approximately $3.6 million. Income from operations for the year ended December 31, 2022, attributable to Safety Made products was approximately $0.6 million.

Assuming Safety Made assets were acquired on January 1, 2021, unaudited proforma combined net sales for the years ended December 31, 2022 and 2021 for the Company would have been approximately $195.8 million and $187.0 million, respectively. Unaudited proforma combined net income for the years ended December 31, 2022 and 2021 for the Company would have been approximately $3.4 million and $15.5 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Acme United Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Acme United Corporation and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated March 10, 2023, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Business Combination

As described in Note 16 to the Company's financial statements, the Company completed the acquisition of Live Safely Products, LLC for approximately $11 million on June 1, 2022, including $1.5 million of contingent earn-out liabilities. This transaction resulted in recording of $5.1 million of intangible assets. Management applied significant judgment in estimating the fair value of the intangible assets, each of which involved the use of significant estimates and assumptions with respect to expected future cash flows and discount rates. We identified the valuation of the intangible assets as a critical audit matter. Changes to management's judgments and assumptions used in determining the fair values of the intangible assets could have a material impact on the financial statements. The significant estimation was primarily due to the complexity of the valuation models used to measure the fair value as well as the sensitivity of the respective fair values to the underlying significant assumptions. The significant assumptions used to estimate the fair value of the intangible assets included discount rates, revenue and earnings before tax. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's cash flow projections and significant assumptions, including estimates of future revenue and earnings before tax.

How We Addressed the Matter in Our Audit

Our audit procedures related to the business combination include the following, amongst others:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the accounting for the business combination and over the determination of the purchase price allocation. We considered the results of our tests of controls in our other audit procedures.

- To test the acquisition of Live Safely Products, LLC, our audit procedures included, among others, evaluating the Company's selection of the valuation methodology, evaluating the methods and significant assumptions used by the Company's valuation specialist, and testing the completeness and accuracy of the underlying data supporting the significant assumptions and estimates.

- We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions including the discount rate.

- Specifically, when assessing the key assumptions, we focused on discount rates and revenue growth rates amongst others.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2008; such date takes into consideration the acquisition of a portion of UHY LLP by Marcum LLP in April 2010.

Boston, Massachusetts
March 10, 2023

PCAOB Firm ID #688

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Acme United Corporation

Opinion on Internal Control over Financial Reporting

We have audited Acme United Corporation and Subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets as of December 31, 2022 and 2021 and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows and the related notes for each of the two years in the period ended December 31, 2022, of the Company, and our report dated March 10, 2023 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Marcum LLP
Marcum LLP

Boston, Massachusetts
March 10, 2023

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements with accountants related to accounting and financial disclosures in 2022.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

An evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act of 1934) as of December 31, 2022. Based on and as of the time of such evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in the reports that we file or submit is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act of 1934 is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of December 31, 2022, our Chief Executive Officer and Chief Financial Officer have concluded that the financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America.

Management's Report on Internal Control over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with United States Generally Accepted Accounting Principles ("GAAP"). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.   Based on this evaluation, Management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by the board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Marcum LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, is included above under the heading Report of Independent Registered Public Accounting Firm.

Changes in Internal Control over Financial Reporting.

Except for changes referenced above, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter ended December 31, 2022, to which this report relates, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding Directors, Executive Officers and Corporate Governance is incorporated herein by reference to the section entitled "Election of Directors" contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2023 Annual Meeting of Shareholders.

Code of Conduct

The Company has adopted a Code of Conduct that is applicable to its employees, including the Chief Executive Officer, Chief Financial Officer and Controller. The Code of Conduct is available in the investor relations section on the Company's website at www.acmeunited.com.

If the Company makes any substantive amendments to the Code of Conduct which apply to its Chief Executive Officer, Chief Financial Officer or Controller, or grants any waiver, including any implicit waiver, from a provision of the Code of Conduct to the Company's executive officers, the Company will disclose the nature of the amendment or waiver on its website.

Information regarding compliance with Section 16(a) beneficial ownership reporting requirements and certain corporate governance matters is incorporated herein by reference to the sections entitled (i) "Compliance with Section 16(a) of the Securities Exchange Act of 1934", (ii) "Nominations for Directors", and (iii) "Audit Committee" contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with its 2023 Annual Meeting of Shareholders.

Item 11. Executive Compensation

Information with respect to executive compensation is incorporated herein by reference to the section entitled "Executive Compensation" contained in the Company's Proxy Statement to be filed with the SEC in connection with the Company's 2023 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners, directors and executive officers is incorporated herein by reference to the information in the section entitled "Security Ownership of Directors and Officers" contained in the Company's Proxy Statement to be filed with the SEC in connection with its 2023 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions is incorporated herein by reference to the information in the section entitled "Certain Relationships and Related Transactions" contained in the Company's Proxy Statement to be filed with the SEC in connection with its 2023 Annual Meeting of Shareholders.

Information regarding director independence is incorporated herein by reference to the section entitled "Independence Determinations" contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's 2023 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services

Information regarding principal accountant fees and services is incorporated herein by reference to the section entitled "Fees to Auditors" contained in the Company's Proxy Statement to be filed with the SEC in connection with its 2023 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements.

- Consolidated Balance Sheets
- Consolidated Statements of Operations
- Consolidated Statements of Changes in Stockholders' Equity
- Consolidated Statements of Cash Flows
- Notes to Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm

(a)(2) Financial Statement Schedules

- Schedules other than those listed above have been omitted because of the absence of conditions under which they are required or because the required information is presented in the financial statements or notes thereto.

(a)(3) The exhibits listed under Item 15(b) are filed or incorporated by reference herein.

(b) Exhibits.

The exhibits listed below are filed as part of this Annual Report on Form 10-K. Certain of the exhibits, as indicated, have been previously filed and are incorporated herein by reference.

Exhibit No.	Identification of Exhibit
3(i)	Re-Stated Certificate of Incorporation July 1, 2005 (2)
3(ii)	Bylaws (4)
4	Specimen of Common Stock certificate (18) (p)
4(vi)	Description of Common Stock (19)
10.4	Severance Pay Plan dated September 28, 2004* (15)
10.5(a)	Salary Continuation Plan dated September 28, 2004, as amended (3)*
10.6(a)	2005 Non-Salaried Director Stock Option Plan, amended (6)
10.6(b)	Amendment to the 2005 Non-Salaried Director Stock Option Plan (12)
10.7	2017 Non-Salaried Director Stock Option Plan (9)
10.8	Deferred Compensation Plan dated October 2, 2007* (16)
10.9(a)	2012 Acme United Employee Stock Option Plan (11)
10.9(b)	Amendment to the 2012 Acme United Employee Stock Option Plan* (12)
10.10(a)	Revolving Loan Agreement with HSBC, dated April 5, 2012 (13)
10.10(b)	Amendment No. 1 to Revolving Loan Agreement with HSBC Dated (14)
10.10(c)	Amended and restated secured revolving note (14)
10.10(d)	Amendment No. 2 to Revolving Loan Agreement with HSBC dated October 2013 (15)
10.10(e)	Amendment No. 4 to Revolving Loan Agreement with HSBC dated May 6, 2016 (12)
10.10(f)	Second amended and restated secured revolving note (12)
10.10(g)	Amendment No. 5 to Revolving Loan Agreement with HSBC dated January 2017 (16)
10.10(h)	Amendment No. 6 to Revolving Loan Agreement with HSBC dated March 2018 (20)
10.10(i)	Amendment No. 7 to Revolving Loan Agreement with HSBC dated March 2018 (20)
10.10(j)	Amendment No. 8 to Revolving Loan Agreement with HSBC dated March 2018 (20)
10.10(j)	Amendment No. 9 to Revolving Loan Agreement with HSBC dated November 2022 (21)

10.11	Change in Control Plan as amended dated February 24, 2011* (17)
21	Subsidiaries of the Registrant
23.1	Consent of Marcum LLP, Independent Registered Public Accounting Firm
31.1	Certification of Walter Johnsen pursuant to Rule 13a-14(a) and 15d-14(a) and Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Paul Driscoll pursuant to Rule 13a-14(a) and 15d-14(a) and Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Walter Johnsen pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Paul Driscoll pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, has been formatted in Inline XBRL.

---

* Indicates a management contract or a compensatory plan or arrangement

(1) Previously filed as an Exhibit to the Company's Form 8-K/A filed on August 19, 2014.

(2) Previously filed in the Company's Form 8-K filed on July 8, 2005.

(3) Previously filed in the Company's Form 8-K filed on February 9, 2005.

(4) Previously filed in the Company's Form 8-K filed on March 3, 2006.

(5) Previously filed in the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders.

(6) Previously filed in the Company's Proxy Statement filed on March 29, 2005. This plan expired in 2015.

(7) Previously filed in the Company's Form 8-K filed on December 21, 2010.

(8) Previously filed as an exhibit to the Company's Form 10-K filed on March 17, 2005.

(9) Previously filed as an exhibit to the Company's Proxy Statement filed on March 22, 2017.

(10) Previously filed as an exhibit to the Company's Form 10-K filed on March 12, 2008.

(11) Previously filed as an exhibit to the Company's Form 10-Q filed on August 14, 2012.

(12) Previously filed as an exhibit to the Company's Form 10-Q filed on May 13, 2016.

(13) Previously filed as an exhibit to the Company's Form 10-Q filed on May 14, 2012.

(14) Previously filed as an exhibit to the Company's Form 10-Q filed on May 10, 2013.

(15) Previously filed as an exhibit to the Company's Form 10-K filed on March 6, 2014.

(16) Previously filed as an exhibit to the Company's Form 10-Q filed on August 4, 2017.

(17) Previously filed as an exhibit to the Company's Form 10-K filed on March 11, 2011.

(18) Previously filed as an exhibit to the Company's Form 10-K filed in 1971.

(19) Previously filed as an exhibit to the Company's Form 10-K filed on March 31, 2021.

(20) Previously filed as an exhibit to the Company's Form 10-Q filed on August 8, 2022.

(21) Previously filed as an exhibit to the Company's Form 10-Q filed on November 9, 2022.

Item 16. Form 10-K Summary

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 10, 2023.

ACME UNITED CORPORATION
(Registrant)

Signatures:	Titles:
/s/ Walter C. Johnsen	
Walter C. Johnsen	Chairman and Chief Executive Officer
/s/ Brian S. Olschan	
Brian S. Olschan	President, Chief Operating Officer and Director
/s/ Paul G. Driscoll	
Paul G. Driscoll	Vice President, Chief Financial Officer, Secretary and Treasurer
/s/ Rex Davidson	
Rex Davidson	Director
/s/ Richmond Y. Holden, Jr.	
Richmond Y. Holden, Jr.	Director
/s/ Susan H. Murphy	
Susan H. Murphy	Director
/s/ Stevenson E. Ward III	
Stevenson E. Ward III	Director
/s/ Brian K. Barker	
Brian K. Barker	Director

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Officers

Walter C. Johnsen
Chairman of the Board and Chief Executive Officer

Brian S. Olschan
President, Chief Operating Officer and Director

Paul G. Driscoll
Vice President and Chief Financial Officer

Board of Directors

Walter C. Johnsen
Chairman of the Board and Chief Executive Officer, Acme United Corporation

Brian S. Olschan
President, Chief Operating Officer and Director, Acme United Corporation

Rex L. Davidson
Director

Richmond Y. Holden, Jr.
Director

Susan H. Murphy
Director

Stevenson E. Ward III
Director

Brian K. Barker
Director

Key Management

Lisa Apostol, *Vice President and General Manager, Westcott*

Georg Bettin, *Managing Director, Europe*

Richard Constantine,
Vice President and General Manager, Camillus, Cuda and DMT

Anne Cusick, *Vice President of Sales*

Michael Donigian,
Vice President of Sales, Hardware and Sporting Goods

William Dossmann, *Vice President and Chief Information Officer*

Scott Dow, *Vice President of Sales, Retail*

Janice Fowler, *Vice President and General Manager, First Aid*

Kellie Heard, *Vice President of Sales*

John Hickey, *Vice President of Operations and Supply Chain*

Ian Moreau, *Vice President of Sales, Industrial*

Y.B. Pek, *Senior Vice President and General Manager, Asia Pacific*

Patrick Smeraldi, *Vice President of Information Technology*

Scott Torreso, *Vice President and Controller*

John Ward, *General Manager, Canada*

More Information

Corporate Office

Acme United Corporation

1 Waterview Drive

Shelton, CT 06484

USA

Transfer Agent

American Stock Transfer & Trust Company

6201 15th Avenue

Brooklyn, NY 11219

USA

Counsel

Brody Wilkinson PC

Southport, CT

USA

Stock Listing

NYSE American

Symbol: ACU

Auditor

Marcum LLP

Boston, MA

USA

Annual Meeting

Will be held virtually at 11:00 am on

Monday, April 24, 2023

www.virtualshareholdermeeting.com/ACU2023

























WESTCOTT
Since 1872®

CAMILLUS®
Quality Knives Since 1876

Clauss®
SINCE 1877

PAC-KIT®
FIRST AID

PhysiciansCARE.

FIRST AID ONLY®

Cuda®

DMT®

SPILL MAGIC

FIRST AID™
CENTRAL

MED NAP

SAFETY MADE